KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

This management's discussion and analysis ("MD&A"), prepared as of May 7, 2019, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at March 31, 2019 and for the three months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2019 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2018 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months ended March 31, 2019, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 39 - 40 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.
The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.
Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainty. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Consolidated Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts and per ounce amounts)	2019	2018	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	611,263	659,955	(48,692)	(7%)
Sold(c)	603,057	674,661	(71,604)	(11%)

Attributable gold equivalent ounces(a)
Produced(c)	606,031	653,937	(47,906)	(7%)
Sold(c)	597,649	668,217	(70,568)	(11%)

Financial Highlights
Metal sales	$786.2	$897.2	$(111.0)	(12%)
Production cost of sales	$411.7	$444.6	$(32.9)	(7%)
Depreciation, depletion and amortization	$164.1	$193.1	$(29.0)	(15%)
Operating earnings	$115.4	$177.9	$(62.5)	(35%)
Net earnings attributable to common shareholders	$64.7	$106.1	$(41.4)	(39%)
Basic earnings per share attributable to common shareholders	$0.05	$0.09	$(0.04)	(44%)
Diluted earnings per share attributable to common shareholders	$0.05	$0.08	$(0.03)	(38%)
Adjusted net earnings attributable to common shareholders(b)	$83.3	$125.2	$(41.9)	(33%)
Adjusted net earnings per share(b)	$0.07	$0.10	$(0.03)	(30%)
Net cash flow provided from operating activities	$251.6	$293.5	$(41.9)	(14%)
Adjusted operating cash flow(b)	$230.8	$363.7	$(132.9)	(37%)
Capital expenditures	$264.8	$246.9	$17.9	7%
Average realized gold price per ounce(b)	$1,304	$1,330	$(26)	(2%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$683	$659	$24	4%
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$682	$658	$24	4%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$668	$644	$24	4%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$917	$835	$82	10%
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$925	$846	$79	9%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,239	$1,124	$115	10%
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,240	$1,128	$112	10%

(a)	“Total” includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2019 was 83.74:1 (first quarter of 2018 - 79.25:1).

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Consolidated Financial Performance

First quarter 2019 vs. First quarter 2018

Kinross’ attributable production decreased by 7% compared to the first quarter of 2018, primarily due to lower production at Fort Knox due to planned mine sequencing, a decrease in mill throughput and an increase in capital development, and at Bald Mountain largely due to timing of ounces recovered from the heap leach pads. These decreases were partially offset by higher production at Paracatu and Tasiast due to increases in mill throughput and recoveries.

Metal sales decreased by 12% compared to the first quarter of 2018 due to a decrease in gold equivalent ounces sold and a slight decrease in average metal prices realized. The average realized gold price decreased to $1,304 per ounce in the first quarter of 2019 from $1,330 per ounce in the same period in 2018. Gold equivalent ounces sold decreased to 603,057 ounces in the first quarter of 2019 compared to 674,661 ounces in the first quarter of 2018, primarily due to the decreases in production as described above, as well as the timing of sales.

Production cost of sales decreased by 7% compared to the first quarter of 2018, primarily due to decreases in operating waste mined, power costs, and favourable foreign exchange movements at Paracatu, and decreases in gold equivalent ounces sold at Bald Mountain. These decreases were partially offset by an increase in production costs of sales as a result of increased gold equivalent ounces sold at Tasiast.

Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis both increased by 4% in the first quarter of 2019 compared to the same period in 2018, due to the decreases in ounces sold, and production cost of sales, as noted above.

In the first quarter of 2019, depreciation, depletion and amortization decreased by 15% compared to the same period in 2018 mainly as a result of a decrease in gold equivalent ounces sold at Bald Mountain, and the addition of mineral reserves at the end of 2018 at Kupol. The decreases were partially offset by an increase at Tasiast as a result of the increase in depreciable asset base mainly related to the completion of the Phase One project in the third quarter of 2018 and the increase in gold equivalent ounces sold.

Operating earnings decreased to $115.4 million in the first quarter of 2019 from $177.9 million in the same period in 2018. This decrease was primarily due to a decrease in margins (metal sales less production cost of sales), partially offset by the decrease in depreciation, depletion and amortization.

In the first quarter of 2019, the Company recorded a tax expense of $28.1 million, compared to a tax expense of $54.0 million in the first quarter of 2018. The $54.0 million tax expense recognized in the first quarter of 2018 included $7.8 million of expense related to a proposal received during the first quarter of 2018 to reassess taxes. In addition, tax expense decreased in the first quarter of 2019 due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the first quarters of both 2019 and 2018 was 26.5%.

Net earnings attributable to common shareholders in the first quarter of 2019 were $64.7 million, or $0.05 per share, compared to $106.1 million, or $0.09 per share, in the same period in 2018. The decrease was primarily as a result of the decrease in operating earnings as described above, partially offset by a decrease in income tax expense in the first quarter of 2019.

Adjusted net earnings attributable to common shareholders in the first quarter of 2019 was $83.3 million, or $0.07 per share, compared to adjusted net earnings attributable to common shareholders of $125.2 million, or $0.10 per share, for the same period in 2018. The decrease in adjusted net earnings was primarily due to the decrease in margins described above.

Net cash flow provided from operating activities decreased to $251.6 million in the first quarter of 2019 from $293.5 million in the first quarter of 2018, primarily due to the decrease in margins, partially offset by lower income taxes paid and favourable working capital changes, primarily at Kupol and Paracatu.

In the first quarter of 2019, adjusted operating cash flow decreased to $230.8 million from $363.7 million in the same period of 2018, primarily due to the decrease in margins.

Capital expenditures increased to $264.8 million compared to $246.9 million in the first quarter of 2018, primarily due to increased spending on development projects at Bald Mountain, Round Mountain, and Fort Knox, offset by lower spending at Tasiast.

In the first quarter of 2019, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 9% and 10%, respectively, compared to the same period in 2018. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis both increased by 10% in the first quarter of 2019, compared to the same period in 2018. The increases were primarily due to an increase in sustaining capital expenditures and the decreases in ounces sold, as described above.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2018 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2018, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2018 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the first quarter of 2019, the average price of gold was $1,304 per ounce, with gold trading between $1,280 and $1,344 per ounce based on the London PM Fix gold price. This compares to an average of $1,329 per ounce during the first quarter of 2018, with a low of $1,308 and a high of $1,355 per ounce. During the first quarter of 2019, Kinross realized an average price of $1,304 per ounce compared to $1,330 per ounce for the same period in 2018.

Major influences to the gold price during the first quarter of 2019 included generally strong and resilient U.S. dollar and U.S. equity markets, lack of inflation, continued concerns around global growth and until recently, tighter U.S. monetary policy.

Cost Sensitivity

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in the first quarter of 2019, as global fuel supply and demand move towards equilibrium. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three months ended March 31, 2019, the U.S. dollar, on average, was stronger relative to the Brazilian real, Chilean peso, Ghanaian cedi, Mauritanian ouguiya, Russian rouble and Canadian dollar compared to the same period in 2018. As at March 31, 2019, the U.S. dollar was stronger compared to the December 31, 2018 spot exchange rates of the Brazilian real, Ghanaian cedi, Mauritanian ouguiya, and weaker compared to the December 31, 2018 spot exchange rates of Chilean peso, Russian rouble and Canadian dollar. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 39 - 40 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Operational Outlook

As previously announced on February 13, 2019, Kinross expects to produce approximately 2.5 million gold equivalent ounces (+/- 5%) during 2019.

The Company expects to meet its production cost of sales guidance of $730 (+/-5%) per gold equivalent ounce and its all-in sustaining cost guidance of $995 (+/- 5%) per gold equivalent ounce sold in 2019.

Kinross also expects to meet its 2019 capital expenditure forecast of approximately $1,050 million (+/ -5%).

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Phased Expansion

Tasiast continued its strong performance since the completion of the Phase One expansion. The mine achieved record quarterly production, and decreased cost of sales per ounce, as the new Semi-Autogenous Grinding (“SAG”) mill continued to outperform, with throughput during the first quarter of 2019 averaging approximately 15,000 tonnes per day (“tpd”), excluding the planned mill shutdown days for relining and inspection.

While the Phase Two expansion remains a viable option, Kinross is targeting the second half of 2019 to complete an evaluation of lower cost alternative approaches to increase throughput and preserve, and potentially enhance, the overall value proposition. This includes taking into account the strong Phase One performance and increasing throughput to 30,000 tpd. The evaluation also includes opportunities for an initial incremental step to increase throughput to above 20,000 tpd at a significantly lower capital cost through de-bottlenecking, continuous improvement and further optimization of the current processing circuit.

Considerations for next steps regarding the Phase Two expansion include, among other matters, results from the Company’s evaluation of alternative approaches to increase throughput, acceptable project financing terms, other capital priorities, and the Company’s engagement with the Government of Mauritania regarding fuel tax exemptions and the Tasiast Sud license conversion discussed more fully in the MD&A for the year ended December 31, 2018.

The Company is advancing the project financing for Tasiast, as due diligence activities and discussions regarding commercial terms continue to progress well. Kinross is seeking to obtain a total of $300 million in financing from Export Development Canada (“EDC”), the International Financial Corporation, and two commercial banks, and is targeting completion of the financing in the second half of 2019.

There are Presidential elections expected in Mauritania in June 2019. The Company will continue to focus on operating and optimizing Tasiast, while at the same time, advancing our engagement with the Government. The Presidential elections may impact on the timing and substance of such engagement.

Round Mountain Phase W
The Round Mountain Phase W project is near completion, and continues to be on schedule and on budget. Construction of the new heap leach pad is now complete, with Phase W ore currently being placed on the pads. Commissioning of the processing circuit has commenced ahead of schedule, with initial solution being applied to the pads to prepare for completion of the vertical carbon-in-column (“VCIC”) plant, which is approximately 80% complete. Construction of mine infrastructure, including the truck shop, warehouse, wash bay and fuel island, is now 60% complete.
Bald Mountain Vantage Complex
The Bald Mountain Vantage Complex project is well-advanced, as the VCIC plant is approximately 70% complete, and the heap leach pad is approximately 90% complete, with ore being placed on completed portions of the pad. While unusually severe winter weather has challenged the project budget and schedule, commissioning of the processing circuit commenced as scheduled at the end of first quarter of 2019 with solution now being applied on the heap to build solution grade. The project cost forecast is now expected to be approximately $130 million, mainly due to weather challenges, higher than anticipated construction contract rates, and issues with the supply of some of the fabricated components. Construction of support infrastructure, including the truck shop, warehouse and wash bay, is 60% complete. An operations readiness task force has been established to ensure a smooth transition of the project to Operations.
Fort Knox Gilmore
The Fort Knox Gilmore project is progressing on schedule and on budget, with initial ore expected in early 2020. Procurement and contracting for 2019 heap construction activities are proceeding well, with the majority of contracts issued and awarded, and contractors mobilizing to site. Stripping is on schedule to commence in the third quarter of 2019, with expansion of the dewatering system continuing on plan.
La Coipa Restart and Lobo-Marte
On February 2, 2018, Compania Minera Mantos de Oro  (“MDO”), a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company closed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash and transaction costs of $0.1 million, of which an initial payment of $35.1 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019. The Company now has the Phase 7 mining rights contemplated in the project pre-feasibility study completed in 2015 and fully owns the Phase 7 deposit.
The Company continues to evaluate the potential for a return to long-term production in Chile, which includes the La Coipa Restart project followed by the Lobo-Marte project, one of the highest grade deposits in the Maricunga district, and located approximately 80 kilometres southeast of La Coipa.
The scoping study for Lobo-Marte has been completed and contemplates production commencing after the La Coipa project's mine life, along with a heap leach and sulphidization, acidification, recycling and thickening  (“SART”) plant operation. Kinross has previously leveraged SART technology in the region with positive results.
Preliminary estimates for Lobo-Marte include a mine life that could extend more than 10 years, with total life of mine production of approximately 4.1 million gold equivalent ounces at a grade of 1.2 grams per tonne. The initial estimate for capital is $750 million (+/- 20%), with an approximate three-year construction timeline after project approval. Lobo-Marte is now progressing to a pre-feasibility study (“PFS”) with permitting efforts also underway. The PFS is expected to be completed in mid-2020.
Kinross is on schedule to complete the La Coipa Restart feasibility study in the third quarter of 2019. The La Coipa feasibility study and the Lobo-Marte PFS are expected to determine the degree to which resources such as personnel, water, energy and capital equipment can be shared and leveraged for synergies and efficiencies between the two potential projects.
Recent Transactions
Acquisition of power plants in Brazil
On February 14, 2018, Kinross Brasil Mineração S.A., a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company completed the transaction. The Company funded the transaction with cash while continuing to consider future debt financing to fund the initial capital used for the acquisition.
Other Developments
Senior leadership changes
On March 4, 2019, the Company announced the appointment of Andrea Freeborough as Senior Vice-President and Chief Financial Officer, replacing Tony Giardini, effective May 1, 2019. Further, on April 16, 2019, the Company announced a streamlined senior leadership team, with the departures of Senior Vice-President and Chief Operating Officer Lauren Roberts, and Senior Vice-President of Human Resources, Gina Jardine.
The Company’s senior leadership team now includes: Paul Rollinson, President and CEO; Geoff Gold, Executive Vice-President, Corporate Development and External Relations, and Chief Legal Officer; Paul Tomory, Executive-Vice President and Chief Technical Officer; and Andrea Freeborough, Senior Vice-President and Chief Financial Officer.
Paul Tomory, Executive Vice-President and Chief Technical Officer, has assumed responsibility for regional operations, and safety and sustainability, in addition to his existing responsibilities. The Senior Vice-Presidents of the Company’s three operating regions – the Americas, Russia and West Africa – now also have increased accountability for the operational success of their respective regions.
To support the streamlined senior leadership team, the Company also announced the creation of a leadership advisory team consisting of experienced Kinross leaders with diverse functional expertise to provide direct input and insight on organizational issues, corporate strategy and key business decisions.
Board of Directors update
Mr. John Oliver, Kinross’ independent Board Chair since 2002, announced his retirement from his role as Board Chair effective December 31, 2018. Ms. Catherine McLeod-Seltzer, a Board member since 2005, was appointed the new independent Chair of Kinross, effective January 1, 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
	Three months ended March 31,
(in millions, except ounces and per ounce amounts)	2019	2018	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	611,263	659,955	(48,692)	(7%)
Sold(b)	603,057	674,661	(71,604)	(11%)

Attributable gold equivalent ounces(a)
Produced(b)	606,031	653,937	(47,906)	(7%)
Sold(b)	597,649	668,217	(70,568)	(11%)

Gold ounces - sold	589,825	660,884	(71,059)	(11%)
Silver ounces - sold (000's)	1,108	1,092	16	1%
Average realized gold price per ounce(c)	$1,304	$1,330	$(26)	(2%)

Financial data
Metal sales	$786.2	$897.2	$(111.0)	(12%)
Production cost of sales	$411.7	$444.6	$(32.9)	(7%)
Depreciation, depletion and amortization	$164.1	$193.1	$(29.0)	(15%)
Operating earnings	$115.4	$177.9	$(62.5)	(35%)
Net earnings attributable to common shareholders	$64.7	$106.1	$(41.4)	(39%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2019 was 83.74:1 (first quarter of 2018 - 79.25:1).
(c)	"Average realized gold price per ounce" is a non-GAAP financial measure and is defined in Section 11.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Operating Earnings (Loss) by Segment

	Three months ended March 31,
(in millions)	2019	2018	Change	% Change(c)

Operating segments
Fort Knox	$(14.0)	$40.2	$(54.2)	(135%)
Round Mountain	45.0	48.7	(3.7)	(8%)
Bald Mountain	8.6	55.9	(47.3)	(85%)
Paracatu	58.9	19.8	39.1	197%
Maricunga	(1.7)	11.9	(13.6)	(114%)
Kupol(a)	60.8	55.6	5.2	9%
Tasiast	23.2	(2.7)	25.9	nm
Chirano	-	4.4	(4.4)	(100%)
Non-operating segment
Corporate and other(b)	(65.4)	(55.9)	(9.5)	(17%)
Total	$115.4	$177.9	$(62.5)	(35%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, La Coipa, and Lobo-Marte).
(c)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Mining Operations
Fort Knox (100% ownership and operator) – USA

	Three months ended March 31,
	2019	2018	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,796	9,075	(3,279)	(36%)
Tonnes processed (000's)(a)	5,851	8,949	(3,098)	(35%)
Grade (grams/tonne)(b)	0.72	0.70	0.02	3%
Recovery(b)	83.5%	81.8%	1.7%	2%
Gold equivalent ounces:
Produced	37,613	79,928	(42,315)	(53%)
Sold	37,937	79,611	(41,674)	(52%)

Financial Data (in millions)
Metal sales	$49.5	$106.0	$(56.5)	(53%)
Production cost of sales	38.8	42.2	(3.4)	(8%)
Depreciation, depletion and amortization	18.0	23.0	(5.0)	(22%)
	(7.3)	40.8	(48.1)	(118%)
Other operating expense	6.5	-	6.5	100%
Exploration and business development	0.2	0.6	(0.4)	(67%)
Segment operating (loss) earnings	$(14.0)	$40.2	$(54.2)	(135%)

(a)	Includes 4,295,000 tonnes placed on the heap leach pads during the first quarter of 2019 (first quarter of 2018 - 5,839,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.22 grams per tonne during the first quarter of 2019 (first quarter of 2018 - 0.20 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2019 vs. First quarter 2018
Tonnes of ore mined decreased by 36% in the first quarter of 2019 largely due to planned mine sequencing and an increase in capital development activity related to Phase 8 East. During the first quarter of 2019, mining activities were primarily focused on mining a higher proportion of lower grade leachable ore from Phase 8 West. Tonnes of ore processed decreased by 35%, compared to the first quarter of 2018, primarily due to the decrease in tonnes of ore mined and placed on the heap leach pads and the decrease in mill throughput. Gold equivalent ounces produced and sold decreased by 53% and 52%, respectively, compared to the first quarter of 2018, due to the decrease in tonnes of ore processed. Gold equivalent ounces sold in the first quarter of 2019 were higher than production due to the timing of sales.
During the first quarter of 2019, metal sales decreased by 53%, compared to the same period in 2018, due to the decrease in gold equivalent ounces sold and the decrease in average metal prices realized. Production cost of sales and depreciation, depletion, and amortization decreased by 8% and 22%, respectively, compared to the first quarter of 2018, primarily due to the decrease in gold equivalent ounces sold.
Other operating expense in the first quarter of 2019 included $6.5 million of costs as a result of production issues associated with the pit wall slide that occurred in 2018.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Round Mountain (100% ownership and operator) – USA

	Three months ended March 31,
	2019	2018	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	3,904	7,893	(3,989)	(51%)
Tonnes processed (000's)(a)	4,402	9,007	(4,605)	(51%)
Grade (grams/tonne)(b)	1.31	1.62	(0.31)	(19%)
Recovery(b)	86.3%	85.8%	0.5%	1%
Gold equivalent ounces:
Produced	85,135	97,083	(11,948)	(12%)
Sold	83,614	97,781	(14,167)	(14%)

Financial Data (in millions)
Metal sales	$108.9	$130.2	$(21.3)	(16%)
Production cost of sales	56.0	66.6	(10.6)	(16%)
Depreciation, depletion and amortization	7.9	14.8	(6.9)	(47%)
	45.0	48.8	(3.8)	(8%)
Exploration and business development	-	0.1	(0.1)	(100%)
Segment operating earnings	$45.0	$48.7	$(3.7)	(8%)

(a)	Includes 3,557,000 tonnes placed on the heap leach pads during the first quarter of 2019 (first quarter of 2018 - 8,175,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.38 grams per tonne during the first quarter of 2019 (first quarter of 2018 - 0.28 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2019 vs. First quarter 2018
In the first quarter of 2019, tonnes of ore mined and processed decreased by 51%, compared to the same period in 2018, primarily due to an increase in capital development activity related to the Phase W project. Mill grades decreased by 19% compared to the first quarter of 2018, due to planned mine sequencing. Gold equivalent ounces produced and sold decreased by 12% and 14%, respectively, compared to the first quarter of 2018, due to fewer ounces produced from the heap leach pads and the decrease in mill grade.
Metal sales decreased by 16% in the first quarter of 2019, compared to the same period in 2018, due to the decrease in gold equivalent ounces sold and the decrease in average metal prices realized. Production cost of sales decreased by 16%, compared to the first quarter of 2018, largely due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 47% in the first quarter of 2019, primarily due to the decrease in gold equivalent ounces sold and depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Bald Mountain (100% ownership and operator) – USA

	Three months ended March 31,
	2019	2018	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	2,659	5,333	(2,674)	(50%)
Tonnes processed (000's)	2,836	5,333	(2,497)	(47%)
Grade (grams/tonne)	0.48	0.38	0.10	26%
Gold equivalent ounces:
Produced	47,255	93,440	(46,185)	(49%)
Sold	43,230	98,142	(54,912)	(56%)

Financial Data (in millions)
Metal sales	$56.4	$130.6	$(74.2)	(57%)
Production cost of sales	29.2	46.1	(16.9)	(37%)
Depreciation, depletion and amortization	16.2	27.2	(11.0)	(40%)
	11.0	57.3	(46.3)	(81%)
Other operating expense	0.8	0.1	0.7	nm
Exploration and business development	1.6	1.3	0.3	23%
Segment operating earnings	$8.6	$55.9	$(47.3)	(85%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

First quarter 2019 vs. First quarter 2018
In the first quarter of 2019, tonnes of ore mined and processed decreased by 50% and 47%, respectively, compared to the first quarter of 2018, as mining activities were focused on the South Area including a ramp up period for the Vantage pit. Gold equivalent ounces produced and sold decreased by 49% and 56%, respectively, compared to the first quarter of 2018, largely due to the timing of ounces recovered from the heap leach pads.
In the first quarter of 2019, metal sales decreased by 57%, compared to the same period in 2018, due to the decrease in gold equivalent ounces sold and the decrease in average metal prices realized. Production cost of sales and depreciation, depletion and amortization decreased by 37% and 40%, respectively, compared to the first quarter of 2018, primarily due to the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Paracatu (100% ownership and operator) – Brazil
	Three months ended March 31,
	2019	2018	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	12,393	11,988	405	3%
Tonnes processed (000's)	14,283	13,041	1,242	10%
Grade (grams/tonne)	0.38	0.36	0.02	6%
Recovery	80.0%	77.3%	2.7%	3%
Gold equivalent ounces:
Produced	146,776	128,200	18,576	14%
Sold	146,397	128,279	18,118	14%

Financial Data (in millions)
Metal sales	$190.7	$170.4	$20.3	12%
Production cost of sales	94.9	115.9	(21.0)	(18%	)
Depreciation, depletion and amortization	35.9	34.2	1.7	5%
	59.9	20.3	39.6	195%
Other operating expense	1.0	0.5	0.5	100%
Segment operating earnings	$58.9	$19.8	$39.1	197%

First quarter 2019 vs. First quarter 2018
Tonnes of ore mined and processed increased by 3% and 10%, respectively, compared to the first quarter of 2018, consistent with the mine plan. Grade increased by 6% compared to the first quarter of 2018, largely due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 14% in the first quarter of 2019, primarily due to increases in mill throughput and grades, as well as process improvements resulting in higher recoveries.
Metal sales increased by 12%, compared to the first quarter of 2018, due to the increase in gold equivalent ounces sold, partially offset by the decrease in average metal prices realized. Production cost of sales decreased by 18%, compared to the same period in 2018, largely due to decreases in operating waste mined and power costs, and favourable foreign exchange movements, partially offset by the increase in gold equivalent ounces sold. During the first quarter of 2019, depreciation, depletion and amortization increased by 5%, compared to the same period in 2018, primarily due to the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Maricunga (100% ownership and operator) – Chile

	Three months ended March 31,
	2019	2018	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	-	-	-	-
Tonnes processed (000's)	-	-	-	-
Grade (grams/tonne)	-	-	-	-
Gold equivalent ounces:
Produced	10,716	22,166	(11,450)	(52%)
Sold	7,624	22,354	(14,730)	(66%)

Financial Data (in millions)
Metal sales	$9.9	$29.7	$(19.8)	(67%)
Production cost of sales	4.8	15.5	(10.7)	(69%)
Depreciation, depletion and amortization	0.4	1.5	(1.1)	(73%)
	4.7	12.7	(8.0)	(63%)
Other operating expense	6.4	0.8	5.6	nm
Segment operating (loss) earnings	$(1.7)	$11.9	$(13.6)	(114%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.
First quarter 2019 vs. First quarter 2018

As a result of the suspension of mining and crushing activities at Maricunga since 2016, there was no ore mined and processed in the first quarters of 2019 and 2018. Gold equivalent ounces produced and sold decreased by 52% and 66%, respectively, compared to the first quarter of 2018, as rinsing of ore placed on the heap leach pads prior to the suspension of mining activities continued to ramp down during the first quarter of 2019.

Metal sales, production cost of sales, and depreciation, depletion, and amortization decreased by 67%, 69%, and 73%, respectively, compared to the first quarter of 2018, primarily due to the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Kupol (100% ownership and operator) – Russian Federation(a)

	Three months ended March 31,
	2019	2018	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(b)	362	412	(50)	(12%)
Tonnes processed (000's)	425	427	(2)	(0%)
Grade (grams/tonne):
Gold	9.62	8.58	1.04	12%
Silver	69.61	69.35	0.26	0%
Recovery:
Gold	93.2%	94.7%	(1.5% )	(2%)
Silver	82.1%	81.0%	1.1%	1%
Gold equivalent ounces:(c)
Produced	130,088	120,181	9,907	8%
Sold	130,414	122,624	7,790	6%
Silver ounces:
Produced (000's)	772	840	(68)	(8%)
Sold (000's)	825	826	(1)	(0%)

Financial Data (in millions)
Metal sales	$169.9	$162.9	$7.0	4%
Production cost of sales	78.0	64.6	13.4	21%
Depreciation, depletion and amortization	27.4	38.4	(11.0)	(29%)
	64.5	59.9	4.6	8%
Exploration and business development	3.7	4.3	(0.6)	(14%)
Segment operating earnings	$60.8	$55.6	$5.2	9%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	Includes 70,000 tonnes of ore mined from Dvoinoye during the first quarter of 2019 (first quarter of 2018 - 137,000 tonnes).
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2019 was 83.74:1 (first quarter of 2017 - 79.25:1).

First quarter 2019 vs. First quarter 2018

Tonnes of ore mined decreased by 12%, compared to the first quarter of 2018, primarily due to planned mine sequencing. Mill grades increased by 12%, compared to the same period in 2018, largely due to an increase in the proportion of ore processed from higher grade stopes at Kupol. In the first quarter of 2019, gold equivalent ounces produced and sold increased by 8% and 6%, respectively, compared to the same period in 2018, primarily due to the increase in grades. Gold equivalent ounces sold in the first quarters of 2019 and 2018 were slightly higher than production due to timing of sales.

During the first quarter of 2019, metal sales increased by 4%, compared to the same period in 2018, due to the increase in gold equivalent ounces sold, partially offset by the decrease in average metal prices realized. Production cost of sales increased by 21% compared to the first quarter of 2018, primarily due to the increase in gold equivalent ounces sold and higher fuel costs, partially offset by lower labour costs as a result of favourable foreign exchange movements. Depreciation, depletion and amortization decreased by 29% compared to the first quarter of 2018, mainly due to a decrease in the depreciable asset base and the addition of mineral reserves at the end of 2018, partially offset by the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Tasiast (100% ownership and operator) – Mauritania

	Three months ended March 31,
	2019	2018	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	1,962	1,786	176	10%
Tonnes processed (000's)(a)	1,269	1,015	254	25%
Grade (grams/tonne)(b)	2.37	2.26	0.11	5%
Recovery(b)	97.0%	92.9%	4.1%	4%
Gold equivalent ounces:
Produced	101,358	58,778	42,580	72%
Sold	99,758	60,503	39,255	65%

Financial Data (in millions)
Metal sales	$130.3	$80.3	$50.0	62%
Production cost of sales	66.0	46.8	19.2	41%
Depreciation, depletion and amortization	31.0	19.0	12.0	63%
	33.3	14.5	18.8	130%
Other operating expense	9.7	16.0	(6.3)	(39%)
Exploration and business development	0.4	1.2	(0.8)	(67%)
Segment operating earnings (loss)	$23.2	$(2.7)	$25.9	nm

(a)	No ore was placed on the dump leach pads during the first quarter of 2019 (first quarter of 2018 - 279,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.36 grams per tonne during the first quarter of 2018. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.
First quarter 2019 vs. First quarter 2018
Tonnes of ore mined increased by 10%, compared to the first quarter of 2018, consistent with the mine plan. Tonnes of ore processed increased by 25% in the first quarter of 2019, due to an increase in mill throughput since the commissioning of the SAG mill in the third quarter of 2018. Mill grades increased by 5% in the first quarter of 2019, compared to the same period in 2018, due to an increase in higher grade ore mined from West Branch. In the first quarter of 2019, gold equivalent ounces produced and sold increased by 72% and 65%, respectively, compared to the same period in 2018, primarily due to the increases in mill throughput and grades, as well as an increase in recoveries.
In the first quarter of 2019, metal sales increased by 62%, compared to the first quarter of 2018, due to the increase in gold equivalent ounces sold, partially offset by the decrease in average metal prices realized. Production cost of sales increased by 41% in the first quarter of 2019, largely due to the increase in gold equivalent ounces sold, partially offset by a decrease in contractor costs. Depreciation, depletion and amortization increased by 63% in the first quarter of 2019, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, largely related to the completion of the Phase One project.

The Company has initiated discussions with Union representatives regarding the renewal of the collective labour agreement, which expires in October 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Chirano (90% ownership and operator) – Ghana(a)

	Three months ended March 31,
	2019	2018	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	499	523	(24)	(5%)
Tonnes processed (000's)	908	885	23	3%
Grade (grams/tonne)	1.97	2.34	(0.37)	(16%)
Recovery	91.8%	92.3%	(0.5% )	(1%)
Gold equivalent ounces:
Produced	52,322	60,179	(7,857)	(13%)
Sold	54,083	64,440	(10,357)	(16%)

Financial Data (in millions)
Metal sales	$70.6	$86.0	$(15.4)	(18%)
Production cost of sales	44.0	46.9	(2.9)	(6%)
Depreciation, depletion and amortization	25.4	33.3	(7.9)	(24%)
	1.2	5.8	(4.6)	(79%)
Other operating expense	-	0.4	(0.4)	(100%)
Exploration and business development	1.2	1.0	0.2	20%
Segment operating earnings	$-	$4.4	$(4.4)	(100%)

(a)	Operating and financial data are at 100% for all periods.

First quarter 2019 vs. First quarter 2018
In the first quarter of 2019, tonnes of ore mined decreased by 5%, compared to the first quarter of 2018, primarily due to a decrease in tonnes mined at the Paboase and Akwaaba underground deposits, partially offset by an increase in ore mined at the Akoti underground deposit. Tonnes of ore processed increased compared to the first quarter of 2018, largely due to increased mill availability as a result of a more stable power supply. Mill grade decreased by 16% in the first quarter of 2019, compared to the same period in 2018, mainly due to lower grade ore mined at Paboase and Akoti. Gold equivalent ounces produced and sold decreased by 13% and 16%, respectively, primarily due to the decrease in grade. Gold equivalent ounces sold in the first quarter of 2019 were higher than production due to timing of sales.
Metal sales decreased by 18%, compared to the first quarter of 2018, due to the decrease in gold equivalent ounces sold and the decrease in average metal prices realized. Production cost of sales decreased by 6% in the first quarter of 2019, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in contractor costs. Depreciation, depletion and amortization decreased by 24%, compared to the first quarter of 2018, largely due to the decrease in gold equivalent ounces sold.

As disclosed in the Company's Annual Information Form filed March 29, 2019, the Chirano mining lease was set to expire on April 7, 2019 and an application to extend the term of the mining lease is pending. The Company received a letter dated May 3, 2019 from Ghana’s Minister of Lands and Natural Resources indicating he has directed the Minerals Commission to stay processing all applications for mine lease extensions, pending the completion of an industry wide financial audit of mining operations in Ghana, including the Chirano operation. The letter acknowledges that, pursuant to Ghanaian law, the Company is permitted to continue mining while the application for extension is pending.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Exploration and Business Development
	Three months ended March 31,
(in millions)	2019	2018	Change	% Change
Exploration and business development	$19.5	$20.5	$(1.0)	(5%)

Exploration and business development expenses were $19.5 million in the first quarter of 2019 compared to $20.5 million in the same period of 2018. Of the total exploration and business development expense, expenditures on exploration totaled $10.8 million compared to $12.1 million in the first quarter of 2018. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $2.8 million for the first quarter of 2019 and nil for the first quarter of 2018.

Kinross was active on five mine sites, near-mine and greenfield initiatives in the first quarter of 2019, with a total of 40,640 metres drilled. In the first quarter of 2018, Kinross was active on nine mine sites, near-mine and greenfield initiatives, with a total of 42,711 metres drilled.
General and Administrative
	Three months ended March 31,
(in millions)	2019	2018	Change	% Change
General and administrative	$42.6	$35.7	$6.9	19%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands.

In the first quarter of 2019, general and administrative costs increased compared to the same period in 2018, primarily as a result of restructuring costs.
Other Income (Expense) – Net
	Three months ended March 31,
(in millions)	2019	2018	Change	% Change(a)
Gains on dispositions of other assets - net	0.8	0.8	-	0%
Foreign exchange gains - net	2.1	0.5	1.6	nm
Net non-hedge derivative gains (losses)	0.4	(0.3)	0.7	nm
Other	(0.6)	4.9	(5.5)	(112%)
Other income (expense) - net	$2.7	$5.9	$(3.2)	(54%)

(a)	"nm" means not meaningful.

Other income (expense) - net decreased from income of $5.9 million in the first quarter of 2018 to income of $2.7 million in the first quarter of 2019.
Finance Expense
	Three months ended March 31,
(in millions)	2019	2018	Change	% Change
Accretion of reclamation and remediation obligations	7.7	7.2	0.5	7%
Interest expense, including accretion of debt and lease liabilities	19.8	19.7	0.1	1%
Finance expense	$27.5	$26.9	$0.6	2%
Interest expense in the first quarter of 2019 was $19.8 million compared to $19.7 million in the same period in 2018. Interest capitalized was $9.4 million compared to $8.2 million in the first quarter of 2018, with the increase mainly due to higher qualifying expenditures in the first quarter of 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Income and Other Taxes
Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.
The Company recorded an income tax expense of $28.1 million, compared to an income tax expense of $54.0 million in the first quarter of 2018. The $28.1 million income tax expense recorded in the first quarter of 2019 includes a nominal net deferred tax recovery resulting from the appreciation in US dollar terms of the tax deductions of the Company’s operations in Brazil and Russia as compared to a nominal net loss during the first quarter of 2018. The $54.0 million tax expense recognized in the first quarter of 2018 included $7.8 million of expense related to a proposal to reassess taxes received during the quarter. In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for the first quarters of both 2019 and 2018 was 26.5%.
There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.
On July 26, 2018, the Ministry of Finance of the Government of Mauritania circulated for private-sector comment draft revisions of the country’s tax code. These revisions were drafted with technical assistance from the Government of France, which was financed by the European Union, to update the country’s 1982 Tax Code. The Company provided comments, together with other taxpayers, on the draft to the Ministry of Finance in 2018. The revisions to the tax code were passed by Mauritanian parliament on April 17, 2019 but have not been published. To become law, the revisions must be promulgated by the President of Mauritania.  The Company intends to analyze the revisions to the tax code, if and when published, to determine potential impacts to its business and operations in Mauritania. The Company notes that its Mining Conventions with the Government of Mauritania contain tax stability provisions applicable to its current operations and mining concessions.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS principles. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.
Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended March 31,
(in millions)	2019	2018	Change	% Change(a)
Cash Flow:
Provided from operating activities	$251.6	$293.5	$(41.9)	(14%)
Used in investing activities	(300.0)	(291.4)	(8.6)	(3%)
Provided from (used in) financing activities	104.6	(29.6)	134.2	nm
Effect of exchange rate changes on cash and cash equivalents	1.7	(0.4)	2.1	nm
Increase (decrease) in cash and cash equivalents	57.9	(27.9)	85.8	nm
Cash and cash equivalents, beginning of period	349.0	1,025.8	(676.8)	(66%)
Cash and cash equivalents, end of period	$406.9	$997.9	$(591.0)	(59%)

(a)	“nm” means not meaningful.
In the first quarter of 2019, cash and cash equivalent balances increased by $57.9 million from December 31, 2018 compared to a decrease of $27.9 million from December 31, 2017 in the first quarter of 2018. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

First quarter 2019 vs. First quarter 2018

Net cash flow provided from operating activities decreased by $41.9 million compared to the first quarter of 2018, mainly due to a decrease in margins, partially offset by lower taxes paid and favourable working capital changes.

Investing Activities

First quarter 2019 vs. First quarter 2018

Net cash flow used in investing activities was $300.0 million in the first quarter of 2019 compared to $291.4 million in the first quarter of 2018.

In the first quarter of 2019, cash was primarily used for capital expenditures of $264.8 million and the settlement of the deferred payment obligation of $30.0 million related to the completion of the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions. The primary uses of cash in the first quarter of 2018 were for capital expenditures of $246.9 million and the initial payment of $35.1 million, including transaction costs, for the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended March 31,
(in millions)	2019	2018	Change	% Change(c)
Operating segments
Fort Knox	$28.9	$9.6	$19.3	nm
Round Mountain	64.2	26.4	37.8	143%
Bald Mountain	64.6	20.4	44.2	nm
Paracatu	16.5	15.5	1.0	6%
Maricunga	-	-	-	-
Kupol(a)	8.2	10.8	(2.6)	(24%)
Tasiast	75.7	157.8	(82.1)	(52%)
Chirano	3.3	6.4	(3.1)	(48%)
Non-operating segment
Corporate and other(b)	3.4	-	3.4	nm
Total	$264.8	$246.9	$17.9	7%

(a)	Includes $2.5 million of capital expenditures at Dvoinoye during the first quarter of 2019 (first quarter of 2018 - $2.5 million).
(b)	Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, La Coipa and Lobo-Marte).
(c)	"nm" means not meaningful.
During the first quarter of 2019, capital expenditures increased by $17.9 million compared to the same period in 2018, primarily due to increased spending at Round Mountain for the Phase W project, at Bald Mountain for the Vantage Complex project, and at Fort Knox due to the increase in capitalized stripping activities compared to 2018. The increases were partially offset by decreased spending at Tasiast upon completion of the Phase One expansion project in the third quarter of 2018.
Financing Activities
First quarter 2019 vs. First quarter 2018
Net cash flow provided from financing activities was $104.6 million in the first quarter of 2019 compared with net cash flow used in financing activities of $29.6 million in the first quarter of 2018.
In the first quarter of 2019, net cash flow provided from financing activities included a net drawdown of $135.0 million on the revolving credit facility, partially offset by interest paid of $27.3 million. Net cash flow used in financing activities for the first quarter of 2018 included interest paid of $30.0 million.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Balance Sheet
	As at,
	March 31,	December 31,
(in millions)	2019	2018
Cash and cash equivalents	$406.9	$349.0
Current assets	$1,597.4	$1,597.9
Total assets	$8,217.3	$8,063.8
Current liabilities	$529.2	$612.4
Total long-term financial liabilities(a)	$2,735.5	$2,551.4
Total debt	$1,870.6	$1,735.0
Total liabilities	$3,606.4	$3,536.5
Common shareholders' equity	$4,590.4	$4,506.7
Non-controlling interest	$20.5	$20.6
Statistics
Working capital(b)	$1,068.2	$985.5
Working capital ratio(c)	3.02:1	2.61:1

(a)	Includes long-term debt and credit facilities, provisions, and long-term lease liabilities.
(b)	Calculated as current assets less current liabilities.
(c)	Calculated as current assets divided by current liabilities.

At March 31, 2019, Kinross had cash and cash equivalents of $406.9 million, an increase of $57.9 million from the balance as at December 31, 2018, primarily due to operating cash inflows of $251.6 million and a net drawdown of $135.0 million on the revolving credit facility. The increases were partially offset by capital expenditures of $264.8 million and the settlement of the $30.0 million deferred payment obligation related to the completion of the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions. Current assets as at March 31, 2019 of $1,597.4 million is comparable to the balance as at December 31, 2018 of $1,597.9 million. Total assets increased by $153.5 million to $8,217.3 million, primarily due to increases in property, plant and equipment, primarily as a result of additions of $319.4 million, including $51.8 million of right-of-use assets recognized in accordance with the Company’s adoption of “Leases” (“IFRS 16”) on January 1, 2019, partially offset by depreciation, depletion and amortization of $191.2 million during the three months ended March 31, 2019. Current liabilities decreased by $83.2 million to $529.2 million, mainly due to a decrease in accounts payable and accrued liabilities and the settlement of the $30.0 million deferred payment obligation related to the completion of the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions, offset by an increase in current income tax payable. Total liabilities increased by $69.9 million to $3,606.4 million, mainly due to the net drawdown of $135.0 million on the revolving credit facility and the recognition of total lease liabilities of $52.4 million in accordance with the Company’s adoption of IFRS 16 on January 1, 2019, offset by the decrease in current liabilities.
As of May 6, 2019, there were 1,252.3 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 13.2 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Financings and Credit Facilities

Senior notes

The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

Corporate revolving credit and term loan facilities

As at March 31, 2019, the Company had utilized $155.0 million (December 31, 2018 - $19.7 million) of its $1,500.0 million revolving credit facility, of which $20.0 million was used for letters of credit. Subsequent to March 31, 2019, the Company drew an additional $65.0 million on the revolving credit facility.

On July 23, 2018, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2022 to August 10, 2023.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at March 31, 2019, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at March 31, 2019

Other

The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with EDC was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95% of the drawn amount. As at March 31, 2019, $227.8 million (December 31, 2018 - $227.4 million) was utilized under this facility.
In addition, at March 31, 2019, the Company had $166.0 million (December 31, 2018 - $161.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.
As at March 31, 2019, $264.4 million (December 31, 2018 - $264.4 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.65% of the drawn amount.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

The following table outlines the credit facility utilizations and availabilities:

	As at,
	March 31,	December 31,
(in millions)	2019	2018
Utilization of revolving credit facility	$(155.0)	$(19.7)
Utilization of EDC facility	(227.8)	(227.4)
Borrowings	$(382.8)	$(247.1)

Available under revolving credit facility	$1,345.0	$1,480.3
Available under EDC credit facility	72.2	72.6
Available credit	$1,417.2	$1,552.9
Total debt of $1,870.6 million as at March 31, 2019 consists of $1,735.6 million related to the senior notes and $135.0 million of drawdowns on the revolving credit facility. The current portion of this debt as at March 31, 2019 is $nil.

Liquidity Outlook

As at March 31, 2019, the Company had no scheduled debt repayments until 2021.

We believe that the Company’s existing cash and cash equivalents balance of $406.9 million, available credit of $1,417.2 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), reclamation and remediation obligations, and lease liabilities, currently estimated for 2019. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at March 31, 2019:
Foreign currency	2019	2020	2021
Brazilian real forward buy contracts (in millions of U.S. dollars)	$27.0	$-	$-
Average price (Brazilian reais)	3.67	-	-
Brazilian real zero cost collars (in millions of U.S. dollars)	$100.8	$95.6	$12.4
Average put strike (Brazilian reais)	3.46	3.73	4.10
Average call strike (Brazilian reais)	3.80	4.18	5.10
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$43.5	$14.4	$-
Average rate (Canadian dollars)	1.28	1.31	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$40.5	$13.5	$-
Average put strike (Russian roubles)	58.9	65.0	-
Average call strike (Russian roubles)	70.6	78.4	-
Energy
WTI oil swap contracts (barrels)	626,362	590,400	174,000
Average price	$51.90	$56.21	$58.84

No new derivative contracts were entered into during the three months ended March 31, 2019.

Subsequent to March 31, 2019, the following new derivative contracts were entered into:

•	$21.0 million of Brazilian real zero cost collars, maturing from 2021 to 2022, with average put and call strikes of 4.08 and 4.69, respectively; and
•	$29.4 million of Russian rouble zero cost collars, maturing from 2020 to 2021, with average put and call strikes of 65.0 and 81.2, respectively.
The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At March 31, 2019, 5,695,000 TRS units were outstanding.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	March 31,	December 31,
(in millions)	2019	2018
Asset (liability)
Foreign currency forward and collar contracts	$(13.1)	$(21.8)
Energy swap contracts	5.9	(8.6)
Total return swap contracts	0.8	3.2
	$(6.4)	$(27.2)

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Other Legal Matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions notwithstanding the Environmental Tribunal’s rulings.

On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies have reviewed, or are reviewing the situation and have requested information from CMM. The SMA has concluded that CMM took appropriate actions to address environmental harm and health risks. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, has concluded an administrative action against CMM for regulatory non-compliances at the facility resulting in a fine equivalent to approximately $35 thousand. Other legal actions relating to the release could result in the imposition of fines or other sanctions against CMM or its employees.

La Coipa permit proceedings

MDO suspended operations at the La Coipa mine in the fourth quarter of 2013. In accordance with the mine’s permit MDO continued its water treatment program (“WTP”) to remediate levels of mercury in the ground water due to seepage from its tailing facility. La Coipa’s WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000. The mine’s groundwater treatment permit establishes a very low standard for mercury of 1 part per billion. The La Coipa mine has four monitoring wells at or near its downstream property boundary at which exceedance of the permitted standards have not been detected.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested certain information regarding those facilities and their performance, with which MDO fully cooperated. On March 16, 2016, the SMA issued a resolution alleging violations under the WTP. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, WTP effluent samples from 2013 above the permitted standard, and WTP monitoring well samples from 2013 and 2014 above the permitted standard. On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016. As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms. Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (five in total) and $15.4 million per alleged serious violation (two in total).

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). Failure to comply with the Order may subject SGC to penalties and damages, and SGC is undertaking to comply. In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The Navajo complaint seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico, and it is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals, where the matter remains pending.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on January 30, 2018.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2018, August 20, 2018, November 5, 2018, and January 22, 2019, the WDOE issued NOVs to Crown and, as to the April 10 NOV also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit a total of 118 times during the fourth quarter of 2017, 289 times during the 1st and 2nd quarters of 2018, 129 times during the 3rd quarter of 2018, and 126 times during the 4th quarter of 2018, and also failed to maintain the capture zone as required under the Permit. The NOVs ordered the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports were timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit. In the past, Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance (“OHA”) advising that it intends to file a citizen’s suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. OHA’s notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

7.	SUMMARY OF QUARTERLY INFORMATION

	2019	2018				2017
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Metal sales	$786.2	$786.5	$753.9	$775.0	$897.2	$810.3	$828.0	$868.6
Net earnings (loss) attributable to common shareholders	$64.7	$(27.7)	$(104.4)	$2.4	$106.1	$217.6	$60.1	$33.1
Basic earnings (loss) per share attributable to common shareholders	$0.05	$(0.02)	$(0.08)	$0.00	$0.09	$0.17	$0.05	$0.03
Diluted earnings (loss) per share attributable to common shareholders	$0.05	$(0.02)	$(0.08)	$0.00	$0.08	$0.17	$0.05	$0.03
Net cash flow provided from operating activities	$251.6	$183.5	$127.2	$184.5	$293.5	$366.4	$197.7	$179.7

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price also affect results.

During the first quarter of 2019, revenue decreased to $786.2 million on total gold equivalent ounces sold of 603,057 compared to $897.2 million on sales of 674,661 total gold equivalent ounces during the same period in 2018. The average gold price realized in the first quarter of 2019 was $1,304 per ounce compared to $1,330 per ounce in the first quarter of 2018.
Production cost of sales decreased by 7% compared to the first quarter of 2018, primarily due to decreases in operating waste mined, power costs, and favourable foreign exchange movements at Paracatu, and decreases in gold equivalent ounces sold at Bald Mountain. These decreases were partially offset by the increase in production costs of sales as a result of increased gold equivalent ounces sold at Tasiast.

Fluctuations in foreign exchange rates have also affected results.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges and reversals during some of these periods affected depreciation, depletion and amortization for quarters in subsequent years.

On February 14, 2018, Kinross Brasil Mineração S.A., a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company closed the transaction.

On February 2, 2018, MDO, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company closed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash and transaction costs of $0.1 million, of which an initial payment of $35.1 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019.

In the fourth quarter of 2017, the Company recorded a net, after-tax, impairment reversal of $62.1 million related to impairment reversals at the Tasiast and Fort Knox cash generating units (“CGUs”), offset by an impairment charge at the Paracatu CGU.

On September 18, 2017, the Company entered into an agreement with Integra Resources Corp. to sell its 100% interest in the DeLamar reclamation property. On November 3, 2017, the Company completed the sale and recognized a gain of $44.2 million.

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million.

Net operating cash flows decreased to $251.6 million in the first quarter of 2019, compared to $293.5 million in the same period of 2018, primarily due to a decrease in margins, partially offset by lower taxes paid and favourable working capital changes.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended March 31, 2019, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended March 31, 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 except as noted in Note 4 to the interim financial statements which includes details of the Company’s adoption of IFRS 16 as of January 1, 2019.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2018 and for additional information please refer to the Annual Information Form for the year ended December 31, 2018, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended March 31,
(in millions, except per share amounts)	2019	2018
Net earnings attributable to common shareholders - as reported	$64.7	$106.1
Adjusting items:
Foreign exchange gains	(2.1)	(0.5)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(1.2)	0.2
Taxes in respect of prior periods	5.7	20.1
Fort Knox pit wall slide related costs	6.5	-
Restructuring costs	9.2	-
Other	1.9	(0.5)
Tax effect of the above adjustments	(1.4)	(0.2)
	18.6	19.1
Adjusted net earnings attributable to common shareholders	$83.3	$125.2
Weighted average number of common shares outstanding - Basic	1,250.6	1,247.5
Adjusted net earnings per share	$0.07	$0.10

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Three months ended March 31,
(in millions)	2019	2018
Net cash flow provided from operating activities - as reported	$251.6	$293.5
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(14.6)	2.4
Inventories	(37.4)	23.0
Accounts payable and other liabilities, including income taxes paid	31.2	44.8
	(20.8)	70.2
Adjusted operating cash flow	$230.8	$363.7

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended March 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2019	2018
Production cost of sales - as reported	$411.7	$444.6
Less: portion attributable to Chirano non-controlling interest	(4.4)	(4.7)
Attributable production cost of sales	$407.3	$439.9
Gold equivalent ounces sold	603,057	674,661
Less: portion attributable to Chirano non-controlling interest	(5,408)	(6,444)
Attributable gold equivalent ounces sold	597,649	668,217
Consolidated production cost of sales per equivalent ounce sold	$683	$659
Attributable production cost of sales per equivalent ounce sold	$682	$658

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2019	2018
Production cost of sales - as reported	$411.7	$444.6
Less: portion attributable to Chirano non-controlling interest	(4.4)	(4.7)
Less: attributable silver revenues	(17.1)	(18.3)
Attributable production cost of sales net of silver by-product revenue	$390.2	$421.6
Gold ounces sold	589,825	660,884
Less: portion attributable to Chirano non-controlling interest	(5,398)	(6,433)
Attributable gold ounces sold	584,427	654,451
Attributable production cost of sales per ounce sold on a by-product basis	$668	$644

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended March 31,
(in millions, except ounces and costs per ounce)	2019	2018
Production cost of sales - as reported	$411.7	$444.6
Less: portion attributable to Chirano non-controlling interest(a)	(4.4)	(4.7)
Less: attributable(b) silver revenues(c)	(17.1)	(18.3)
Attributable(b) production cost of sales net of silver by-product revenue	$390.2	$421.6
Adjusting items on an attributable(b) basis:
General and administrative(d)	33.4	35.7
Other operating expense - sustaining(e)	5.5	6.8
Reclamation and remediation - sustaining(f)	11.4	15.2
Exploration and business development - sustaining(g)	13.9	12.3
Additions to property, plant and equipment - sustaining(h)	78.4	55.1
Lease payments - sustaining(i)	2.9	-
All-in Sustaining Cost on a by-product basis - attributable(b)	$535.7	$546.7
Other operating expense - non-sustaining(e)	16.2	8.1
Reclamation and remediation - non-sustaining(f)	1.7	1.3
Exploration - non-sustaining(g)	5.5	8.1
Additions to property, plant and equipment - non-sustaining(h)	164.7	171.5
Lease payments - non-sustaining(i)	0.4	-
All-in Cost on a by-product basis - attributable(b)	$724.2	$735.7
Gold ounces sold	589,825	660,884
Less: portion attributable to Chirano non-controlling interest(j)	(5,398)	(6,433)
Attributable(b) gold ounces sold	584,427	654,451
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$917	$835
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,239	$1,124

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended March 31,
(in millions, except ounces and costs per equivalent ounce)	2019	2018
Production cost of sales - as reported	$411.7	$444.6
Less: portion attributable to Chirano non-controlling interest(a)	(4.4)	(4.7)
Attributable(b) production cost of sales	$407.3	$439.9
Adjusting items on an attributable(b) basis:
General and administrative (d)	33.4	35.7
Other operating expense - sustaining(e)	5.5	6.8
Reclamation and remediation - sustaining(f)	11.4	15.2
Exploration and business development - sustaining(g)	13.9	12.3
Additions to property, plant and equipment - sustaining(h)	78.4	55.1
Lease payments - sustaining(i)	2.9	-
All-in Sustaining Cost - attributable(b)	$552.8	$565.0
Other operating expense - non-sustaining(e)	16.2	8.1
Reclamation and remediation - non-sustaining(f)	1.7	1.3
Exploration - non-sustaining(g)	5.5	8.1
Additions to property, plant and equipment - non-sustaining(h)	164.7	171.5
Lease payments - non-sustaining(i)	0.4	-
All-in Cost - attributable(b)	$741.3	$754.0
Gold equivalent ounces sold	603,057	674,661
Less: portion attributable to Chirano non-controlling interest(j)	(5,408)	(6,444)
Attributable(b) gold equivalent ounces sold	597,649	668,217
Attributable(b) all-in sustaining cost per equivalent ounce sold	$925	$846
Attributable(b) all-in cost per equivalent ounce sold	$1,240	$1,128

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production.
(c)
“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d)
“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)
“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2019, primarily relate to projects at Round Mountain, Bald Mountain and Fort Knox. Non-sustaining capital expenditures during the three months ended March 31, 2018, primarily relate to projects at Tasiast and Round Mountain.

(i)
“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)
“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Project Updates and New Developments” and “Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life;  and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “assumption”, “believe”, “budget”, “consideration”, “continue”, “could”, “develop”, “enhancement”, “estimates”, “expand”, “expects”, “explore”, “extend”,, “forecast”, “focus”, “forward”, “future”, “guidance”, “indicate”, “initiative”, “intend”, “measures”, “on budget”, “on schedule”, “opportunity”, “optimize”, “outlook”, “phased”, “plan”, “possible”, “potential”, “pre-feasibility study", "progress”, “project”, “projection”,  “schedule”, “scoping study”, “seek”, “study”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2018, and the Annual Information Form dated March 29, 2019 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the potential for operational challenges at Fort Knox resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One and Phase Two expansions or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; operation of the SAG mill at Tasiast; exploration license conversions at Tasiast;  land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; and the renewal of the Chirano mining lease in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, the enforcement of labour laws, as well as the potential impact of the financial audit of producing mining companies in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania,  and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the U.S. relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that the Tasiast project financing will proceed in a manner consistent with our current expectations; and (17) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom) . Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $27 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)
		As at
		March 31,	December 31,
		2019	2018

Assets
Current assets
Cash and cash equivalents	Note 6	$406.9	$349.0
Restricted cash	Note 6	13.3	12.7
Accounts receivable and other assets	Note 6	92.7	101.4
Current income tax recoverable		73.4	79.0
Inventories	Note 6	1,004.2	1,052.0
Unrealized fair value of derivative assets	Note 7	6.9	3.8
		1,597.4	1,597.9
Non-current assets
Property, plant and equipment	Note 6	5,656.2	5,519.1
Goodwill		158.8	162.7
Long-term investments	Note 6	154.3	155.9
Investments in joint ventures		18.3	18.3
Unrealized fair value of derivative assets	Note 7	2.0	0.8
Other long-term assets	Note 6	581.9	564.1
Deferred tax assets		48.4	45.0
Total assets		$8,217.3	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$384.4	$465.9
Current income tax payable		58.9	21.7
Current portion of provisions	Note 9	63.3	72.6
Other current liabilities	Note 6	22.6	52.2
		529.2	612.4
Non-current liabilities
Long-term debt and credit facilities	Note 8	1,870.6	1,735.0
Provisions	Note 9	823.2	816.4
Long-term lease liabilities		41.7	-
Unrealized fair value of derivative liabilities	Note 7	3.4	9.6
Other long-term liabilities		101.5	97.9
Deferred tax liabilities		236.8	265.2
Total liabilities		3,606.4	3,536.5

Equity
Common shareholders' equity
Common share capital	Note 10	$14,919.2	$14,913.4
Contributed surplus		234.6	239.8
Accumulated deficit		(10,483.3)	(10,548.0)
Accumulated other comprehensive income (loss)	Note 6	(80.1)	(98.5)
Total common shareholders' equity		4,590.4	4,506.7
Non-controlling interest		20.5	20.6
Total equity		4,610.9	4,527.3
Commitments and contingencies	Note 14
Subsequent events	Note 8
Total liabilities and equity		$8,217.3	$8,063.8

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,252,293,410	1,250,228,821

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended
		March 31,	March 31,
		2019	2018

Revenue
Metal sales		$786.2	$897.2

Cost of sales
Production cost of sales		411.7	444.6
Depreciation, depletion and amortization		164.1	193.1
Total cost of sales		575.8	637.7
Gross profit		210.4	259.5
Other operating expense		32.9	25.4
Exploration and business development		19.5	20.5
General and administrative		42.6	35.7
Operating earnings		115.4	177.9
Other income (expense) - net	Note 6	2.7	5.9
Equity in losses of joint ventures		-	(0.1)
Finance income		2.1	3.4
Finance expense	Note 6	(27.5)	(26.9)
Earnings before tax		92.7	160.2
Income tax expense - net		(28.1)	(54.0)
Net earnings		$64.6	$106.2
Net earnings (loss) attributable to:
Non-controlling interest		$(0.1)	$0.1
Common shareholders		$64.7	$106.1

Earnings per share attributable to common shareholders
Basic		$0.05	$0.09
Diluted		$0.05	$0.08

Weighted average number of common shares outstanding (millions)	Note 12
Basic		1,250.6	1,247.5
Diluted		1,259.1	1,258.3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)
		Three months ended
		March 31,	March 31,
		2019	2018

Net earnings		$64.6	$106.2

Other comprehensive income (loss), net of tax:	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)		(1.0)	(21.9)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)		18.1	3.7
Cash flow hedges - reclassified to profit or loss (c)		1.3	(4.2)
		18.4	(22.4)
Total comprehensive income		$83.0	$83.8

Attributable to non-controlling interest		$(0.1)	$0.1
Attributable to common shareholders		$83.1	$83.7

(a) Net of tax expense (recovery) of $nil (2018 - $(0.1) million).
(b) Net of tax expense of $2.6 million (2018 - $1.3 million). (c) Net of tax expense (recovery) of $0.7 million (2018 - $(1.6) million).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)
	Three months ended
	March 31,	March 31,
	2019	2018
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$64.6	$106.2
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	164.1	193.1
Equity in losses of joint ventures	-	0.1
Share-based compensation expense	4.6	4.0
Finance expense	27.5	26.9
Deferred tax (recovery) expense	(37.2)	11.4
Foreign exchange losses and other	7.2	22.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	14.6	(2.4)
Inventories	37.4	(23.0)
Accounts payable and accrued liabilities	(14.2)	(23.2)
Cash flow provided from operating activities	268.6	315.1
Income taxes paid	(17.0)	(21.6)
Net cash flow provided from operating activities	251.6	293.5
Investing:
Additions to property, plant and equipment	(264.8)	(246.9)
Settlement of deferred payment obligation and acquisition	(30.0)	(35.1)
Net additions to long-term investments and other assets	(6.4)	(14.3)
Net proceeds from the sale of property, plant and equipment	0.9	3.0
Increase in restricted cash	(0.6)	(0.7)
Interest received and other	0.9	2.6
Net cash flow used in investing activities	(300.0)	(291.4)
Financing:
Net proceeds from issuance/drawdown of debt	160.0	-
Repayment of debt	(25.0)	-
Payment of finance lease liabilities	(3.3)	-
Interest paid	(27.3)	(30.0)
Other	0.2	0.4
Net cash flow provided from (used in) financing activities	104.6	(29.6)
Effect of exchange rate changes on cash and cash equivalents	1.7	(0.4)
Increase (decrease) in cash and cash equivalents	57.9	(27.9)
Cash and cash equivalents, beginning of period	349.0	1,025.8
Cash and cash equivalents, end of period	$406.9	$997.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2019	2018

Common share capital
Balance at the beginning of the period	$14,913.4	$14,902.5
Transfer from contributed surplus on exercise of restricted shares	5.3	9.3
Options exercised, including cash	0.5	0.7
Balance at the end of the period	$14,919.2	$14,912.5

Contributed surplus
Balance at the beginning of the period	$239.8	$240.7
Share-based compensation	4.6	4.0
Transfer of fair value of exercised options and restricted shares	(9.8)	(14.1)
Balance at the end of the period	$234.6	$230.6

Accumulated deficit
Balance at the beginning of the period	$(10,548.0)	$(10,580.7)
Adjustment on initial application of IFRS 9	-	56.3
Adjusted balance at the beginning of the period	$(10,548.0)	$(10,524.4)
Net earnings attributable to common shareholders	64.7	106.1
Balance at the end of the period	$(10,483.3)	$(10,418.3)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$(98.5)	$21.1
Adjustment on initial application of IFRS 9	-	(56.3)
Adjusted balance at the beginning of the period	$(98.5)	$(35.2)
Other comprehensive income (loss)	18.4	(22.4)
Balance at the end of the period	$(80.1)	$(57.6)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(10,563.4)	$(10,475.9)

Total common shareholders' equity	$4,590.4	$4,667.2

Non-controlling interest
Balance at the beginning of the period	$20.6	$35.6
Net earnings (loss) attributable to non-controlling interest	(0.1)	0.1
Balance at the end of the period	$20.5	$35.7

Total equity	$4,610.9	$4,702.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended March 31, 2019 were authorized for issue in accordance with a resolution of the board of directors on May 7, 2019.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16 “Leases” (“IFRS 16”) in this interim period (see Note 4 of these interim financial statements).

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

4.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Company adopted the accounting standard below effective January 1, 2019.

Leases

On January 1, 2019, IFRS 16 was applied using the modified retrospective approach, under which the cumulative effect of initial application was recognized on the consolidated balance sheet as at January 1, 2019 without restating the financial statements on a retrospective basis. IFRS 16 replaces IAS 17 “Leases” and requires a lessee to recognize assets and liabilities for most leases on its balance sheet, as well as associated depreciation and interest expense.

At inception of a contract, the Company will determine whether a contract is, or contains, a lease. A lease exists if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for each lease component and any non-lease components as a single lease component.

A right-of-use asset and a lease liability are recognized at the commencement date of a lease. The lease liability is initially measured at the present value of lease payments to be paid after the commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the lessee’s incremental borrowing rate. The right-of-use asset is initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life.

Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option will be exercised.

The Company has elected not to recognize assets and lease liabilities for short-term leases, which have a lease term of 12 months or less, and leases of low-value assets, which have an underlying asset value, when new, of $5,000 or less. Lease payments associated with these leases are recognized as an expense over the term of such leases.

On the date of initial application (January 1, 2019), the Company elected to record right-of-use assets based on their related lease liabilities and to account for leases for which the lease term ends within 12 months of the initial date of application as short-term leases. Additional assets and lease liabilities were recognized on the consolidated balance sheet, as of January 1, 2019, for qualifying leases of office space, buildings, vehicles and equipment. As a result, increases in associated depreciation and interest expense were incurred from the initial date of application of IFRS 16. Cash flows from operating activities have also increased under IFRS 16, as lease payments for most leases are recorded as cash flows used in financing activities in the consolidated statements of cash flows.

The following table summarizes the impact of the transition to IFRS 16:

	As at December 31, 2018	IFRS 16 Adjustments	As at January 1, 2019
Property, plant and equipment	$5,519.1	$42.9	$5,562.0
Current portion of lease liabilities (a)	$-	$7.3	$7.3
Long-term lease liabilities	$-	$35.6	$35.6

(a)	Current portion of lease liabilities is included in other current liabilities on the consolidated balance sheet. See Note 6viii.

The following table reconciles the Company’s operating lease commitments as at December 31, 2018 to the lease liabilities recognized on the consolidated balance sheet upon the initial application of IFRS 16 as of January 1, 2019:

Operating lease commitments as at December 31, 2018	$70.3
Discounted as at January 1, 2019 (a)	$53.7
IFRS 16 recognition exemption for short-term leases	(4.3)
Leases with extension options reasonably certain to be exercised	2.1
Leases with variable lease payments	(15.2)
Other adjusting items	6.6
Total lease liabilities recognized as at January 1, 2019	$42.9

(a)	The weighted-average incremental borrowing rate applied to the measurement of lease liabilities as at January 1, 2019 was 7.04%

5.	ACQUISITIONS

i.	Acquisition of La Coipa Phase 7 mining concessions

On February 2, 2018, Compania Minera Mantos de Oro (“MDO”), a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company completed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash and transaction costs of $0.1 million, of which an initial payment of $35.1 million, including transaction costs was paid on closing and the balance of $30.0 million was paid on January 30, 2019. The acquisition was accounted for as an asset acquisition, and the purchase price of $65.1 million was allocated to development and operating properties within mineral interests in property, plant and equipment.
ii.	Acquisition of power plants in Brazil

On February 14, 2018, Kinross Brasil Mineração S.A. ("KBM"), a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA (“Gerdau”) for $253.7 million (R$835.0 million). On July 31, 2018, the Company completed the transaction. Transaction costs associated with the acquisition totaling $3.4 million were expensed and included within other operating expense.
The acquisition, which was accounted for as a business combination as at July 31, 2018, is expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. In finalizing the purchase price allocation during the first quarter of 2019, the Company adjusted the preliminary purchase price allocation as indicated below:
	Preliminary	Adjustments	Final
Property, plant and equipment	$253.7	$(26.6)	$227.1
Intangible assets	-	27.0	27.0
Environmental provisions	-	(0.4)	(0.4)
Total purchase price	$253.7	$-	$253.7
As a result of reflecting the final purchase price adjustments retrospectively, there were no material adjustments necessary to the consolidated financial statements for the year ended December 31, 2018.

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	March 31,	December 31,
	2019	2018
Cash on hand and balances with banks	$300.6	$207.9
Short-term deposits	106.3	141.1
	$406.9	$349.0

                   Restricted cash:

	March 31,	December 31,
	2019	2018
Restricted cash (a)	$13.3	$12.7

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

ii.	Accounts receivable and other assets:

	March 31,	December 31,
	2019	2018
Trade receivables	$3.3	$3.6
Prepaid expenses	20.5	21.3
VAT receivable	44.5	48.4
Deposits	6.9	8.5
Other	17.5	19.6
	$92.7	$101.4

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Inventories:

	March 31,	December 31,
	2019	2018
Ore in stockpiles (a)	$309.7	$299.9
Ore on leach pads (b)	376.5	375.0
In-process	101.9	113.5
Finished metal	53.0	50.5
Materials and supplies	505.2	540.7
	1,346.3	1,379.6
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(342.1)	(327.6)
	$1,004.2	$1,052.0

(a)
Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 6vi.

(b)
Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2020, Bald Mountain in 2023, Round Mountain in 2025 and Fort Knox in 2027. Material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 6vi.

iv.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment (a)	Development and operating properties (b)	Pre-development properties	Total
Cost
Balance at January 1, 2019	$9,184.2	$8,816.6	$13.4	$18,014.2
Additions	164.1	155.3	-	319.4
Capitalized interest	3.4	6.0	-	9.4
Disposals	(15.9)	-		(15.9)
Other	(19.2)	19.6	-	0.4
Balance at March 31, 2019	9,316.6	8,997.5	13.4	18,327.5

Accumulated depreciation, depletion, amortization
Balance at January 1, 2019	$(5,702.1)	$(6,793.0)	$-	$(12,495.1)
Depreciation, depletion and amortization	(130.2)	(61.0)	-	(191.2)
Disposals	15.7	-	-	15.7
Other	-	(0.7)	-	(0.7)
Balance at March 31, 2019	(5,816.6)	(6,854.7)	-	(12,671.3)

Net book value	$3,500.0	$2,142.8	$13.4	$5,656.2

Amount included above as at March 31, 2019:
Assets under construction	$478.8	$338.7	$-	$817.5
Assets not being depreciated (c)	$704.2	$622.5	$13.4	$1,340.1

(a)
Additions includes $42.9 million of transitional adjustments for the recognition of leased right-of use assets upon the Company’s adoption of IFRS 16 on January 1, 2019 (Note 4), as well as $11.5 million of right-of-use assets for lease arrangements entered into during the three months ended March 31, 2019. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $2.6 million during the three months ended March 31, 2019. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $51.8 million as at March 31, 2019.

(b)	At March 31, 2019, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.
(c)
Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment	Development and operating properties (a)	Pre-development properties	Total
Cost
Balance at January 1, 2018	$8,374.7	$8,311.5	$15.5	$16,701.7
Additions	629.4	457.1	-	1,086.5
Acquisitions (b)	274.8	65.1	-	339.9
Capitalized interest	23.8	17.7	-	41.5
Disposals	(115.7)	(39.9)	(2.1)	(157.7)
Other	(2.8)	5.1	-	2.3
Balance at December 31, 2018	9,184.2	8,816.6	13.4	18,014.2

Accumulated depreciation, depletion, amortization
Balance at January 1, 2018	$(5,308.4)	$(6,506.1)	$-	$(11,814.5)
Depreciation, depletion and amortization	(508.5)	(317.0)	-	(825.5)
Disposals	106.5	39.9	-	146.4
Other	8.3	(9.8)	-	(1.5)
Balance at December 31, 2018	(5,702.1)	(6,793.0)	-	(12,495.1)

Net book value	$3,482.1	$2,023.6	$13.4	$5,519.1

Amount included above as at December 31, 2018:
Assets under construction	$495.0	$288.5	$-	$783.5
Assets not being depreciated (c)	$719.1	$584.3	$13.4	$1,316.8

(a)	At December 31, 2018, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.
(b)
During the year ended December 31, 2018, the Company completed the acquisitions of the remaining 50% interest in the La Coipa Phase 7 mining concessions that it did not already own, two hydroelectric power plants in Brazil and the remaining 50% interest in the Bald Mountain exploration joint venture.

(c)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Round Mountain, Tasiast, Bald Mountain, Fort Knox and Paracatu and had an annualized weighted average borrowing rate of 5.55% for the three months ended March 31, 2019 (three months ended March 31, 2018 - 5.60%).

At March 31, 2019, $233.5 million of E&E assets were included in mineral interests (December 31, 2018 - $230.7 million). The Company capitalized $2.8 million and expensed $1.1 million of E&E costs during the three months ended March 31, 2019 (three months ended March 31, 2018 - $nil and $0.4 million, respectively). The amounts capitalized and expensed are included in investing and operating cash flows, respectively.

v.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in accumulated other comprehensive income (“AOCI”) as follows:

	March 31, 2019		December 31, 2018
	Fair value	Gains (losses) in AOCI (a)	Fair value	Gains (losses) in AOCI (a)
Investments in an accumulated gain position	$80.2	$9.1	$76.1	$5.1
Investments in an accumulated loss position	74.1	(85.3)	79.8	(80.3)
	$154.3	$(76.2)	$155.9	$(75.2)

(a)	See the consolidated statements of comprehensive income and Note 6ix. for details of net losses recognized in other comprehensive income during the three months ended March 31, 2019 and 2018.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

vi.	Other long-term assets:

	March 31,	December 31,
	2019	2018
Long-term portion of ore in stockpiles and ore on leach pads (a)	$342.1	$327.6
Deferred charges, net of amortization	9.6	9.7
Long-term receivables (b)	184.4	182.5
Advances for the purchase of capital equipment	4.4	3.0
Other	41.4	41.3
	$581.9	$564.1

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next twelve months. As at March 31, 2019, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, Round Mountain, and Tasiast mines.

(b)	As at March 31, 2019, Long-term receivables includes an estimated benefit of $66.1 million (December 31, 2018 - $66.1 million) related to the enactment of U.S Tax Reform legislation in December 2017.

vii.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2019	2018
Trade payables	$75.6	$89.1
Accrued liabilities	215.2	260.6
Employee related accrued liabilities	93.6	116.2
	$384.4	$465.9

viii.	Other current liabilities:

	March 31,	December 31,
	2019	2018
Current portion of lease liabilities	$10.7	$-
Current portion of unrealized fair value of derivative liabilities (a)	11.9	22.2
Deferred payment obligation (b)	-	30.0
	$22.6	$52.2

(a)	See Note 7 for details of the current portion of unrealized fair value of derivative liabilities.
(b)	On January 30, 2019 Kinross paid the deferred payment obligation of $30.0 million relating to the purchase of the remaining 50% interest in the Phase 7 concessions of the La Coipa mine. See Note 5i.

ix.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2017	$6.9	$14.2	$21.1
Adjustment on initial application of IFRS 9	(56.3)	-	(56.3)
Other comprehensive loss before tax	(26.1)	(77.7)	(103.8)
Tax	0.3	20.7	21.0
Losses on cash flow hedges transferred to cost of non-financial assets	-	19.5	19.5
Balance at December 31, 2018	$(75.2)	$(23.3)	$(98.5)
Other comprehensive (loss) income before tax	(1.0)	22.7	21.7
Tax	-	(3.3)	(3.3)
Balance at March 31, 2019	$(76.2)	$(3.9)	$(80.1)

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
Interim Condensed Consolidated Statements of Operations

x.	Other income (expense) – net:

	Three months ended March 31,
	2019	2018
Gains on dispositions of other assets - net	$0.8	$0.8
Foreign exchange gains - net	2.1	0.5
Net non-hedge derivative gains (losses)	0.4	(0.3)
Other	(0.6)	4.9
	$2.7	$5.9

xi.	Finance expense:

	Three months ended March 31,
	2019	2018
Accretion of reclamation and remediation obligations	$(7.7)	$(7.2)
Interest expense, including accretion of debt and lease liabilities (a), (b)	(19.8)	(19.7)
	$(27.5)	$(26.9)

(a)	During the three months ended March 31, 2019, $9.4 million of interest was capitalized to property, plant and equipment (three months ended March 31, 2018 - $8.2 million). See Note 6iv.
(b)	During the three months ended March 31, 2019, accretion of lease liabilities was $0.8 million (three months ended March 31, 2018 - $nil).

Total interest paid, including interest capitalized, during the three months ended March 31, 2019 was $48.2 million (three months ended March 31, 2018 - $48.1 million).

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at March 31, 2019 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$154.3	$-	$-	$154.3
Derivative contracts:
Foreign currency forward and collar contracts	-	(13.1)	-	(13.1)
Energy swap contracts	-	5.9	-	5.9
Total return swap contracts	-	0.8	-	0.8
	$154.3	$(6.4)	$-	$147.9

The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:
Equity investments at FVOCI
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Derivative contracts
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.
The following table summarizes information about derivative contracts outstanding at March 31, 2019 and December 31, 2018:
	March 31, 2019		December 31, 2018
	Asset / (Liability)		Asset / (Liability)
	Fair Value	AOCI	Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts (a)	$(13.1)	$(9.0)	$(21.8)	$(15.8)

Commodity contracts
Energy swap contracts (b)	5.9	5.1	(8.6)	(7.5)

Other contracts
Total return swap contracts	0.8	-	3.2	-

Total all contracts	$(6.4)	$(3.9)	$(27.2)	$(23.3)

Unrealized fair value of derivative assets
Current	$6.9		$3.8
Non-current	2.0		0.8
	$8.9		$4.6
Unrealized fair value of derivative liabilities
Current	$(11.9)		$(22.2)
Non-current	(3.4)		(9.6)
	$(15.3)		$(31.8)
Total net fair value	$(6.4)		$(27.2)

(a)  Of the total amount recorded in AOCI at March 31, 2019, $(7.8) million will be reclassified to net earnings within the next twelve months as a result of settling the contracts.
(b)  Of the total amount recorded in AOCI at March 31, 2019, $4.8 million will be reclassified to net earnings within the next twelve months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 8.

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			March 31, 2019				December 31, 2018
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Senior notes	(ii)	4.50%-6.875%	$1,746.5	$(10.9)	$1,735.6	$1,785.1	$1,735.0	$1,668.8
Revolving credit facility	(i)	LIBOR plus 1.70%	135.0	-	135.0	135.0	-	-
Long-term debt and credit facilities			$1,881.5	$(10.9)	$1,870.6	$1,920.1	$1,735.0	$1,668.8

(a)   Includes transaction costs on senior notes financings.
(b)   The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7 (b).

(i)	Corporate revolving credit facility

As at March 31, 2019, the Company had utilized $155.0 million (December 31, 2018 - $19.7 million) of its $1,500.0 million revolving credit facility, of which $20.0 million was used for letters of credit. Subsequent to March 31, 2019, the Company drew an additional $65.0 million on the revolving credit facility.

On July 23, 2018, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2022 to August 10, 2023.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at March 31, 2019, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at March 31, 2019.

(ii)	Senior notes

The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

(iii)	Other

The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95% of the drawn amount. As at March 31, 2019, $227.8 million (December 31, 2018 - $227.4 million) was utilized under this facility.
In addition, at March 31, 2019, the Company had $166.0 million (December 31, 2018 - $161.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.
As at March 31, 2019, $264.4 million (December 31, 2018 - $264.4 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.65% of the drawn amount.

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(iv)	Changes in liabilities arising from financing activities

		Three months ended March 31, 2019
		Changes from financing cash flows			Other changes
	Balance as at January 1, 2019	Debt issued	Debt repayments	Interest paid	Interest expense	Capitalized interest	Capitalized interest paid	Other cash changes	Other non-cash changes	Balance as at March 31, 2019
Long-term debt	$1,735.0	$160.0	$(25.0)	$-	$-	$-	$-	$-	$0.6	$1,870.6
Accrued interest payable (a)	33.3	-	-	(27.3)	19.0	9.4	(20.9)	(3.1)	(0.9)	9.5
	$1,768.3	$160.0	$(25.0)	$(27.3)	$19.0	$9.4	$(20.9)	$(3.1)	$(0.3)	$1,880.1

(a)	Included in Accounts payable and accrued liabilities.

		Year ended December 31, 2018
		Changes from financing cash flows			Other changes
	Balance as at January 1, 2018	Debt issued	Debt repayments	Interest paid	Interest expense	Capitalized interest	Capitalized interest paid	Other cash changes	Other non-cash changes	Balance as at December 31, 2018
Long-term debt	$1,732.6	$80.0	$(80.0)	$-	$-	$-	$-	$-	$2.4	$1,735.0
Accrued interest payable (a)	33.8	-	-	(57.9)	72.1	41.5	(38.2)	(9.9)	(8.1)	33.3
	$1,766.4	$80.0	$(80.0)	$(57.9)	$72.1	$41.5	$(38.2)	$(9.9)	$(5.7)	$1,768.3

(a)	Included in Accounts payable and accrued liabilities.

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2019	$854.1	$34.9	$889.0
Additions	-	2.0	2.0
Reductions	-	(1.3)	(1.3)
Reclamation spending	(10.9)	-	(10.9)
Accretion	7.7	-	7.7
Balance at March 31, 2019	$850.9	$35.6	$886.5

Current portion	54.7	8.6	63.3
Non-current portion	796.2	27.0	823.2
	$850.9	$35.6	$886.5

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at March 31, 2019, letters of credit totaling $369.8 million (December 31, 2018 - $366.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at March 31, 2019, $264.4 million (December 31, 2018 - $264.4 million) of surety bonds were issued with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the three months ended March 31, 2019 and year ended December 31, 2018 is as follows:

	Three months ended March 31, 2019		Year ended December 31, 2018
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,250,229	$14,913.4	1,247,004	$14,902.5
Issued under share option and restricted share plans	2,064	5.8	3,225	10.9
Balance at end of period	1,252,293	$14,919.2	1,250,229	$14,913.4

Total common share capital		$14,919.2		$14,913.4

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2019:

	Three months ended March 31, 2019
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2019	12,344	$5.77
Granted	2,042	4.59
Exercised	(127)	3.86
Forfeited	(323)	4.25
Expired	(773)	10.50
Outstanding at end of period	13,163	$5.37
Exercisable at end of period	9,445	$5.60

For the three months ended March 31, 2019, the weighted average market share price at the date of exercise was CDN$4.52.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the three months ended March 31, 2019:

Weighted average share price (CDN$)	$4.59
Expected dividend yield	0.0%
Expected volatility	44.8%
Risk-free interest rate	1.8%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$1.79

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Restricted share unit plans

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at March 31, 2019:

	Three months ended March 31, 2019
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2019	7,626	$4.88
Granted	4,584	4.59
Redeemed	(3,003)	4.85
Forfeited	(286)	4.90
Outstanding at end of period	8,921	$4.74

As at March 31, 2019, the Company had recognized a liability of $6.1 million (December 31, 2018 - $8.7 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at March 31, 2019:

	Three months ended March 31, 2019
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2019	4,990	$5.14
Granted	2,263	4.54
Redeemed	(1,685)	4.45
Forfeited	(401)	4.56
Outstanding at end of period	5,167	$5.15

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 78,668 and the weighted average fair value per unit at the date of issue was CDN$4.60 for the three months ended March 31, 2019.

There were 1,780,468 DSUs outstanding, for which the Company had recognized a liability of $6.1 million, as at March 31, 2019 (December 31, 2018 - $5.5 million).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three months ended March 31, 2019 was $0.6 million (three months ended March 31, 2018 - $0.5 million).

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

12.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three months ended March 31, 2019 was $64.7 million (three months ended March 31, 2018 - $106.1 million).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	Three months ended March 31,
	2019	2018
Basic weighted average shares outstanding:	1,250,622	1,247,460
Weighted average shares dilution adjustments:
Stock options	434	1,857
Restricted shares	2,715	3,182
Restricted performance shares	5,367	5,762
Diluted weighted average shares outstanding	1,259,138	1,258,261

Weighted average shares dilution adjustments - exclusions: (a)
Stock options (b)	9,158	6,024
Restricted shares	-	-
Restricted performance shares	-	-

(a)	These adjustments were excluded as they are anti-dilutive.
(b)
Dilutive stock options were determined using the Company’s average share price for the period. For the three months ended March 31, 2019, the average share price used was $3.34 (three months ended March 31, 2018 - $3.99).

13.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments								Non-operating segments (a)
Three months ended March 31, 2019:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$49.5	108.9	56.4	190.7	9.9	169.9	130.3	70.6	-	$786.2
Cost of sales
Production cost of sales	38.8	56.0	29.2	94.9	4.8	78.0	66.0	44.0	-	411.7
Depreciation, depletion and amortization	18.0	7.9	16.2	35.9	0.4	27.4	31.0	25.4	1.9	164.1
Total cost of sales	56.8	63.9	45.4	130.8	5.2	105.4	97.0	69.4	1.9	575.8
Gross profit (loss)	$(7.3)	45.0	11.0	59.9	4.7	64.5	33.3	1.2	(1.9)	$210.4
Other operating expense	6.5	-	0.8	1.0	6.4	-	9.7	-	8.5	32.9
Exploration and business development	0.2	-	1.6	-	-	3.7	0.4	1.2	12.4	19.5
General and administrative	-	-	-	-	-	-	-	-	42.6	42.6
Operating earnings (loss)	$(14.0)	45.0	8.6	58.9	(1.7)	60.8	23.2	-	(65.4)	$115.4
Other income (expense) - net										2.7
Equity in losses of joint ventures										-
Finance income										2.1
Finance expense										(27.5)
Earnings before tax										$92.7

	Operating segments								Non-operating segments (a)
Three months ended March 31, 2018:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b), (c)	Total
Revenue
Metal sales	$106.0	130.2	130.6	170.4	29.7	162.9	80.3	86.0	1.1	$897.2
Cost of sales
Production cost of sales	42.2	66.6	46.1	115.9	15.5	64.6	46.8	46.9	-	444.6
Depreciation, depletion and amortization	23.0	14.8	27.2	34.2	1.5	38.4	19.0	33.3	1.7	193.1
Total cost of sales	65.2	81.4	73.3	150.1	17.0	103.0	65.8	80.2	1.7	637.7
Gross profit (loss)	$40.8	48.8	57.3	20.3	12.7	59.9	14.5	5.8	(0.6)	$259.5
Other operating expense	-	-	0.1	0.5	0.8	-	16.0	0.4	7.6	25.4
Exploration and business development	0.6	0.1	1.3	-	-	4.3	1.2	1.0	12.0	20.5
General and administrative	-	-	-	-	-	-	-	-	35.7	35.7
Operating earnings (loss)	$40.2	48.7	55.9	19.8	11.9	55.6	(2.7)	4.4	(55.9)	$177.9
Other income (expense) - net										5.9
Equity in losses of joint ventures										(0.1)
Finance income										3.4
Finance expense										(26.9)
Earnings before tax										$160.2

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments								Non-operating segments (a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
March 31, 2019	$373.6	493.4	577.1	1,563.9	41.5	400.9	1,630.4	209.9	365.5	$5,656.2

Total assets at:
March 31, 2019	$601.7	659.7	734.7	1,834.6	82.9	1,078.0	2,004.7	328.0	893.0	$8,217.3

Capital expenditures for three months ended March 31, 2019 (d)	$29.0	62.4	70.9	11.9	-	7.9	86.6	2.3	3.4	$274.4

	Operating segments								Non-operating segments (a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2018	$363.3	433.9	513.5	1,585.8	39.5	418.4	1,591.6	232.2	340.9	$5,519.1

Total assets at:
December 31, 2018	$590.1	583.9	686.1	1,832.8	126.6	1,054.9	1,940.6	334.0	914.8	$8,063.8

Capital expenditures for three months ended March 31, 2018 (d)	$7.6	25.5	22.8	12.6	-	10.5	155.9	6.7	-	$241.6

(a)	Non-operating segments include development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, La Coipa and Lobo-Marte).
(c)
In 2017, the Kettle River-Buckhorn mine came to the end of its life and mining activities were completed. The Kettle River-Buckhorn segment was reclassified to Corporate and other in 2018. Accordingly, Corporate and other includes metal sales and operating losses of Kettle River-Buckhorn of $1.1 million and $(0.9) million, respectively, for the three months ended March 31, 2018.

(d)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases
The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $52.4 million were recorded as at March 31, 2019.
Purchase commitments
At March 31, 2019, the Company had future commitments of approximately $87.0 million for capital expenditures, which have not been accrued.
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Maricunga regulatory proceedings
In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions notwithstanding the Environmental Tribunal’s rulings.

On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies have reviewed, or are reviewing the situation and have requested information from CMM. The SMA has concluded that CMM took appropriate actions to address environmental harm and health risks. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, has concluded an administrative action against CMM for regulatory non-compliances at the facility resulting in a fine equivalent to approximately $35 thousand. Other legal actions relating to the release could result in the imposition of fines or other sanctions against CMM or its employees.

Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). Failure to comply with the Order may subject SGC to penalties and damages, and SGC is undertaking to comply. In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The Navajo complaint seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico, and it is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding.
Income and other taxes
The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

15.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at March 31, 2019 and December 31, 2018 and the consolidating statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2019 and 2018. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at March 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$7.4	$115.3	$-	$122.7	$284.2	$-	$406.9
Restricted cash	-	6.8	-	6.8	6.5	-	13.3
Accounts receivable and other assets	12.8	23.2	-	36.0	56.7	-	92.7
Intercompany receivables	575.6	1,000.1	(284.1)	1,291.6	4,300.2	(5,591.8)	-
Current income tax recoverable	-	0.8	-	0.8	72.6	-	73.4
Inventories	3.3	469.8	-	473.1	531.1	-	1,004.2
Unrealized fair value of derivative assets	3.3	0.5	-	3.8	3.1	-	6.9
	602.4	1,616.5	(284.1)	1,934.8	5,254.4	(5,591.8)	$1,597.4
Non-current assets
Property, plant and equipment	52.0	3,009.5	-	3,061.5	2,594.7	-	5,656.2
Goodwill	-	158.8	-	158.8	-	-	158.8
Long-term investments	144.9	-	-	144.9	9.4	-	154.3
Investments in joint ventures	-	-	-	-	18.3	-	18.3
Intercompany investments	3,660.2	4,172.6	(6,438.0)	1,394.8	15,245.4	(16,640.2)	-
Unrealized fair value of derivative assets	-	0.8	-	0.8	1.2	-	2.0
Other long-term assets	11.4	204.4	-	215.8	366.1	-	581.9
Long-term intercompany receivables	3,235.6	2,437.9	(1,951.3)	3,722.2	3,509.9	(7,232.1)	-
Deferred tax assets	-	-	-	-	48.4	-	48.4
Total assets	$7,706.5	$11,600.5	$(8,673.4)	$10,633.6	$27,047.8	$(29,464.1)	$8,217.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$54.8	$166.4	$-	$221.2	$163.2	$-	$384.4
Intercompany payables	156.2	698.8	(284.1)	570.9	5,020.9	(5,591.8)	-
Current income tax payable	-	46.1	-	46.1	12.8	-	58.9
Current portion of provisions	-	21.9	-	21.9	41.4	-	63.3
Other current liabilities	3.3	16.4	-	19.7	2.9	-	22.6
	214.3	949.6	(284.1)	879.8	5,241.2	(5,591.8)	529.2
Non-current liabilities
Long-term debt and credit facilities	1,870.6	-	-	1,870.6	-	-	1,870.6
Provisions	11.5	406.2	-	417.7	405.5	-	823.2
Long-term lease liabilities	18.3	17.5	-	35.8	5.9	-	41.7
Unrealized fair value of derivative liabilities	0.6	2.5	-	3.1	0.3	-	3.4
Other long-term liabilities	-	55.0	-	55.0	46.5	-	101.5
Long-term intercompany payables	1,000.8	3,559.8	(1,951.3)	2,609.3	4,622.8	(7,232.1)	-
Deferred tax liabilities	-	171.9	-	171.9	64.9	-	236.8
Total liabilities	3,116.1	5,162.5	(2,235.4)	6,043.2	10,387.1	(12,823.9)	3,606.4

Equity
Common shareholders' equity
Common share capital	$14,919.2	$1,795.3	$(1,795.3)	$14,919.2	$19,253.8	$(19,253.8)	$14,919.2
Contributed surplus	234.6	3,442.6	(3,442.6)	234.6	6,502.3	(6,502.3)	234.6
Accumulated deficit	(10,483.3)	1,224.6	(1,224.6)	(10,483.3)	(9,062.5)	9,062.5	(10,483.3)
Accumulated other comprehensive income (loss)	(80.1)	(24.5)	24.5	(80.1)	(53.4)	53.4	(80.1)
Total common shareholders' equity	4,590.4	6,438.0	(6,438.0)	4,590.4	16,640.2	(16,640.2)	4,590.4
Non-controlling interest	-	-	-	-	20.5	-	20.5
Total equity	4,590.4	6,438.0	(6,438.0)	4,590.4	16,660.7	(16,640.2)	4,610.9

Total liabilities and equity	$7,706.5	$11,600.5	$(8,673.4)	$10,633.6	$27,047.8	$(29,464.1)	$8,217.3

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at December 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$29.7	$103.8	$-	$133.5	$215.5	$-	$349.0
Restricted cash	-	6.2	-	6.2	6.5	-	12.7
Accounts receivable and other assets	9.7	30.4	-	40.1	61.3	-	101.4
Intercompany receivables	558.9	1,098.0	(275.8)	1,381.1	4,283.2	(5,664.3)	-
Current income tax recoverable	-	2.3	-	2.3	76.7	-	79.0
Inventories	2.6	478.3	-	480.9	571.1	-	1,052.0
Unrealized fair value of derivative assets	3.3	0.5	-	3.8	-	-	3.8
	604.2	1,719.5	(275.8)	2,047.9	5,214.3	(5,664.3)	1,597.9
Non-current assets
Property, plant and equipment	31.5	2,931.4	-	2,962.9	2,556.2	-	5,519.1
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	145.9	-	-	145.9	10.0	-	155.9
Investments in joint ventures	-	-	-	-	18.3	-	18.3
Intercompany investments	3,557.8	3,983.5	(6,213.0)	1,328.3	15,167.0	(16,495.3)	-
Unrealized fair value of derivative assets	-	0.8	-	0.8	-	-	0.8
Other long-term assets	11.7	187.3	-	199.0	365.1	-	564.1
Long-term intercompany receivables	3,215.3	2,421.7	(1,981.0)	3,656.0	3,576.0	(7,232.0)	-
Deferred tax assets	-	-	-	-	45.0	-	45.0
Total assets	$7,566.4	$11,403.0	$(8,469.8)	$10,499.6	$26,955.8	$(29,391.6)	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.5	$207.9	$-	$282.4	$183.5	$-	$465.9
Intercompany payables	131.0	687.3	(275.8)	542.5	5,121.8	(5,664.3)	-
Current income tax payable	-	14.1	-	14.1	7.6	-	21.7
Current portion of provisions	-	23.6	-	23.6	49.0	-	72.6
Other current liabilities	7.1	12.3	-	19.4	32.8	-	52.2
	212.6	945.2	(275.8)	882.0	5,394.7	(5,664.3)	612.4
Non-current liabilities
Long-term debt and credit facilities	1,735.0	-	-	1,735.0	-	-	1,735.0
Provisions	10.9	403.0	-	413.9	402.5	-	816.4
Long-term lease liabilities	-	-	-	-	-	-	-
Unrealized fair value of derivative liabilities	3.9	3.6	-	7.5	2.1	-	9.6
Other long-term liabilities	-	54.7	-	54.7	43.2	-	97.9
Long-term intercompany payables	1,097.3	3,589.4	(1,981.0)	2,705.7	4,526.3	(7,232.0)	-
Deferred tax liabilities	-	194.1	-	194.1	71.1	-	265.2
Total liabilities	3,059.7	5,190.0	(2,256.8)	5,992.9	10,439.9	(12,896.3)	3,536.5

Equity
Common shareholders' equity
Common share capital	$14,913.4	$1,795.3	$(1,795.3)	$14,913.4	$19,217.6	$(19,217.6)	$14,913.4
Contributed surplus	239.8	3,442.6	(3,442.6)	239.8	6,415.6	(6,415.6)	239.8
Accumulated deficit	(10,548.0)	1,001.6	(1,001.6)	(10,548.0)	(9,078.2)	9,078.2	(10,548.0)
Accumulated other comprehensive income (loss)	(98.5)	(26.5)	26.5	(98.5)	(59.7)	59.7	(98.5)
Total common shareholders' equity	4,506.7	6,213.0	(6,213.0)	4,506.7	16,495.3	(16,495.3)	4,506.7
Non-controlling interest	-	-	-	-	20.6	-	20.6
Total equity	4,506.7	6,213.0	(6,213.0)	4,506.7	16,515.9	(16,495.3)	4,527.3

Total liabilities and equity	$7,566.4	$11,403.0	$(8,469.8)	$10,499.6	$26,955.8	$(29,391.6)	$8,063.8

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the three months ended March 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$394.9	$397.5	$(379.0)	$413.4	$372.8	$-	$786.2

Cost of sales
Production cost of sales	387.6	218.3	(378.8)	227.1	184.6	-	411.7
Depreciation, depletion and amortization	0.9	78.1	(0.2)	78.8	85.3	-	164.1
Total cost of sales	388.5	296.4	(379.0)	305.9	269.9	-	575.8
Gross profit	6.4	101.1	-	107.5	102.9	-	210.4
Other operating expense	4.7	8.3	-	13.0	19.9	-	32.9
Exploration and business development	6.6	1.9	-	8.5	11.0	-	19.5
General and administrative	30.1	1.2	-	31.3	11.3	-	42.6
Operating earnings (loss)	(35.0)	89.7	-	54.7	60.7	-	115.4
Other income (expense) - net	6.1	0.1	-	6.2	(3.5)	-	2.7
Equity in earnings (losses) of joint ventures and intercompany investments	91.4	39.8	(106.5)	24.7	-	(24.7)	-
Finance income	20.2	15.7	(3.3)	32.6	21.4	(51.9)	2.1
Finance expense	(18.0)	(19.8)	3.3	(34.5)	(44.9)	51.9	(27.5)
Earnings (loss) before tax	64.7	125.5	(106.5)	83.7	33.7	(24.7)	92.7
Income tax expense - net	-	(19.0)	-	(19.0)	(9.1)	-	(28.1)
Net earnings (loss)	$64.7	$106.5	$(106.5)	$64.7	$24.6	$(24.7)	$64.6
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.1)	$-	$(0.1)
Common shareholders	$64.7	$106.5	$(106.5)	$64.7	$24.7	$(24.7)	$64.7

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the three months ended March 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$553.0	$526.2	$(513.9)	$565.3	$331.9	$-	$897.2

Cost of sales
Production cost of sales	541.4	270.6	(513.8)	298.2	146.4	-	444.6
Depreciation, depletion and amortization	1.2	99.3	(0.1)	100.4	92.7	-	193.1
Total cost of sales	542.6	369.9	(513.9)	398.6	239.1	-	637.7
Gross profit	10.4	156.3	-	166.7	92.8	-	259.5
Other operating expense	1.8	0.5	-	2.3	23.1	-	25.4
Exploration and business development	6.5	2.3	-	8.8	11.7	-	20.5
General and administrative	19.3	1.1	-	20.4	15.3	-	35.7
Operating earnings (loss)	(17.2)	152.4	-	135.2	42.7	-	177.9
Other income (expense) - net	7.1	1.3	-	8.4	(2.5)	-	5.9
Equity in earnings (losses) of joint ventures and intercompany investments	122.3	22.0	(153.0)	(8.7)	-	8.6	(0.1)
Finance income	12.8	11.5	(0.8)	23.5	17.3	(37.4)	3.4
Finance expense	(18.5)	(11.0)	0.8	(28.7)	(35.6)	37.4	(26.9)
Earnings (loss) before tax	106.5	176.2	(153.0)	129.7	21.9	8.6	160.2
Income tax expense - net	(0.4)	(23.2)	-	(23.6)	(30.4)	-	(54.0)
Net earnings (loss)	$106.1	$153.0	$(153.0)	$106.1	$(8.5)	$8.6	$106.2
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$0.1	$-	$0.1
Common shareholders	$106.1	$153.0	$(153.0)	$106.1	$(8.6)	$8.6	$106.1

22

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the three months ended March 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$64.7	$106.5	$(106.5)	$64.7	$24.6	$(24.7)	$64.6

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income - net change in fair value (a)	(0.4)	-	-	(0.4)	(0.6)	-	(1.0)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	9.9	8.2	-	18.1	-	-	18.1
Cash flow hedges - reclassified to profit or loss (c)	0.1	1.2	-	1.3	-	-	1.3
	9.6	9.4	-	19.0	(0.6)	-	18.4
Equity in other comprehensive income (loss) of intercompany investments	8.8	-	(9.4)	(0.6)	-	0.6	-
Total comprehensive income (loss)	$83.1	$115.9	$(115.9)	$83.1	$24.0	$(24.1)	$83.0

Attributable to non-controlling interest	$-	$-	$-	$-	$(0.1)	$-	$(0.1)
Attributable to common shareholders	$83.1	$115.9	$(115.9)	$83.1	$24.1	$(24.1)	$83.1

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$2.6	$-	$2.6	$-	$-	$2.6
(c) Net of tax of	$-	$0.7	$-	$0.7	$-	$-	$0.7

23

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the three months ended March 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$106.1	$153.0	$(153.0)	$106.1	$(8.5)	$8.6	$106.2

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income - net change in fair value (a)	(21.1)	-	-	(21.1)	(0.8)	-	(21.9)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	1.0	2.7	-	3.7	-	-	3.7
Cash flow hedges - reclassified to profit or loss (c)	(2.1)	(2.1)	-	(4.2)	-	-	(4.2)
	(22.2)	0.6	-	(21.6)	(0.8)	-	(22.4)
Equity in other comprehensive income (loss) of intercompany investments	(0.2)	-	(0.6)	(0.8)	-	0.8	-
Total comprehensive income (loss)	$83.7	$153.6	$(153.6)	$83.7	$(9.3)	$9.4	$83.8

Attributable to non-controlling interest	$-	$-	$-	$-	$0.1	$-	$0.1
Attributable to common shareholders	$83.7	$153.6	$(153.6)	$83.7	$(9.4)	$9.4	$83.7

(a) Net of tax of	$-	$-	$-	$-	$(0.1)	$-	$(0.1)
(b) Net of tax of	$0.3	$1.0	$-	$1.3	$-	$-	$1.3
(c) Net of tax of	$(0.8)	$(0.8)	$-	$(1.6)	$-	$-	$(1.6)

24

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the three months ended March 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$64.7	$106.5	$(106.5)	$64.7	$24.6	$(24.7)	$64.6
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	0.9	78.1	(0.2)	78.8	85.3	-	164.1
Equity in losses (earnings) of joint ventures and intercompany investments	(91.4)	(39.8)	106.5	(24.7)	-	24.7	-
Share-based compensation expense	4.6	-	-	4.6	-	-	4.6
Finance expense	18.0	19.8	(3.3)	34.5	44.9	(51.9)	27.5
Deferred tax (recovery) expense	-	(25.7)	-	(25.7)	(11.5)	-	(37.2)
Foreign exchange losses (gains) and other	3.0	(0.6)	-	2.4	4.8	-	7.2
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.1)	9.8	-	6.7	7.9	-	14.6
Inventories	(0.6)	(7.7)	0.2	(8.1)	45.5	-	37.4
Accounts payable and accrued liabilities	(1.9)	(2.5)	-	(4.4)	(9.8)	-	(14.2)
Cash flow provided from (used in) operating activities	(5.8)	137.9	(3.3)	128.8	191.7	(51.9)	268.6
Income taxes paid	-	(5.7)	-	(5.7)	(11.3)	-	(17.0)
Net cash flow provided from (used in) operating activities	(5.8)	132.2	(3.3)	123.1	180.4	(51.9)	251.6
Investing:
Additions to property, plant and equipment	(2.6)	(174.1)	-	(176.7)	(88.1)	-	(264.8)
Settlement of deferred payment obligation and acquisition	-	-	-	-	(30.0)	-	(30.0)
Net additions to long-term investments and other assets	0.6	(2.2)	-	(1.6)	(4.8)	-	(6.4)
Net proceeds from the sale of property, plant and equipment	-	0.1	-	0.1	0.8	-	0.9
Increase in restricted cash	-	(0.6)	-	(0.6)	-	-	(0.6)
Interest received and other	0.1	0.4	-	0.5	0.4	-	0.9
Net cash flow provided from (used in) investing activities	(1.9)	(176.4)	-	(178.3)	(121.7)	-	(300.0)
Financing:
Net proceeds from issuance/drawdown of debt	160.0	-	-	160.0	-	-	160.0
Repayment of debt	(25.0)	-	-	(25.0)	-	-	(25.0)
Payment of finance lease liabilities	(0.5)	(2.0)	-	(2.5)	(0.8)	-	(3.3)
Interest paid	(27.3)	-	-	(27.3)	-	-	(27.3)
Intercompany advances	(122.2)	57.7	3.3	(61.2)	9.3	51.9	-
Other	0.4	-	-	0.4	(0.2)	-	0.2
Net cash flow provided from (used in) financing activities	(14.6)	55.7	3.3	44.4	8.3	51.9	104.6
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	1.7	-	1.7
Increase (decrease) in cash and cash equivalents	(22.3)	11.5	-	(10.8)	68.7	-	57.9
Cash and cash equivalents, beginning of period	29.7	103.8	-	133.5	215.5	-	349.0
Cash and cash equivalents, end of period	$7.4	$115.3	$-	$122.7	$284.2	$-	$406.9

25

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the three months ended March 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$106.1	$153.0	$(153.0)	$106.1	$(8.5)	$8.6	$106.2
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.2	99.3	(0.1)	100.4	92.7	-	193.1
Equity in losses (earnings) of joint ventures and intercompany investments	(122.3)	(22.0)	153.0	8.7	-	(8.6)	0.1
Share-based compensation expense	4.0	-	-	4.0	-	-	4.0
Finance expense	18.5	11.0	(0.8)	28.7	35.6	(37.4)	26.9
Deferred tax (recovery) expense	0.4	7.5	-	7.9	3.5	-	11.4
Foreign exchange losses (gains) and other	-	8.5	-	8.5	13.5	-	22.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.0)	4.7	-	1.7	(4.1)	-	(2.4)
Inventories	(1.5)	(35.9)	0.1	(37.3)	14.3	-	(23.0)
Accounts payable and accrued liabilities	(14.6)	(29.1)	-	(43.7)	20.5	-	(23.2)
Cash flow provided from (used in) operating activities	(11.2)	197.0	(0.8)	185.0	167.5	(37.4)	315.1
Income taxes paid	-	(0.7)	-	(0.7)	(20.9)	-	(21.6)
Net cash flow provided from (used in) operating activities	(11.2)	196.3	(0.8)	184.3	146.6	(37.4)	293.5
Investing:
Additions to property, plant and equipment	(1.1)	(73.5)	-	(74.6)	(172.3)	-	(246.9)
Settlement of deferred payment obligation and acquisitions	-	-	-	-	(35.1)	-	(35.1)
Net additions to long-term investments and other assets	0.9	(5.9)	-	(5.0)	(9.3)	-	(14.3)
Net proceeds from the sale of property, plant and equipment	-	-	-	-	3.0	-	3.0
Increase in restricted cash	-	(0.7)	-	(0.7)	-	-	(0.7)
Interest received and other	0.9	0.7	-	1.6	1.0	-	2.6
Net cash flow provided from (used in) investing activities	0.7	(79.4)	-	(78.7)	(212.7)	-	(291.4)
Financing:
Proceeds from issuance/drawdown of debt	-	-	-	-	-	-	-
Repayment of debt	-	-	-	-	-	-	-
Payment of finance lease liabilities	-	-	-	-	-	-	-
Interest paid	(30.0)	-	-	(30.0)	-	-	(30.0)
Intercompany advances	(26.2)	(106.2)	0.8	(131.6)	94.2	37.4	-
Other	0.4	-	-	0.4	-	-	0.4
Net cash flow provided from (used in) financing activities	(55.8)	(106.2)	0.8	(161.2)	94.2	37.4	(29.6)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(0.4)	-	(0.4)
Increase (decrease) in cash and cash equivalents	(66.3)	10.7	-	(55.6)	27.7	-	(27.9)
Cash and cash equivalents, beginning of period	267.6	122.7	-	390.3	635.5	-	1,025.8
Cash and cash equivalents, end of period	$201.3	$133.4	$-	$334.7	$663.2	$-	$997.9

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